RidgeWorth Funds

RidgeWorth Ceredex Large Cap Value Equity Fund	RidgeWorth Seix Ultra-Short Bond Fund
RidgeWorth Ceredex Mid-Cap Value Equity Fund	RidgeWorth Seix Floating Rate High Income Fund
RidgeWorth Ceredex Small Cap Value Equity Fund	RidgeWorth Seix High Income Fund
RidgeWorth Silvant Large Cap Growth Stock Fund	RidgeWorth Seix High Yield Fund
RidgeWorth Silvant Small Cap Growth Stock Fund	RidgeWorth Seix Georgia Tax-Exempt Bond Fund
RidgeWorth Innovative Growth Stock Fund	RidgeWorth Seix High Grade Municipal Bond Fund
RidgeWorth International Equity Fund	RidgeWorth Seix Investment Grade Tax-Exempt Bond Fund
RidgeWorth Seix Core Bond Fund	RidgeWorth Seix North Carolina Tax-Exempt Bond Fund
RidgeWorth Seix Corporate Bond Fund	RidgeWorth Seix Short-Term Municipal Bond Fund
RidgeWorth Seix Total Return Bond Fund	RidgeWorth Seix Virginia Intermediate Municipal Bond Fund
RidgeWorth Seix U.S. Mortgage Fund	RidgeWorth Conservative Allocation Strategy
RidgeWorth Seix Limited Duration Fund	RidgeWorth Growth Allocation Strategy
RidgeWorth Seix Short-Term Bond Fund	RidgeWorth Moderate Allocation Strategy
RidgeWorth Seix U.S. Government Securities Ultra-Short Bond Fund	

QUESTIONS AND ANSWERS

YOUR VOTE IS VERY IMPORTANT

February ——24, 2017

This is a brief overview of the reorganization proposed for your fund. We encourage you to read the full text of the enclosed combined prospectus/proxy statement.

Q. Why am I being asked to vote?

A. As announced on December 16, 2016, Virtus Investment Partners, Inc. ("Virtus"), has entered into an agreement to acquire RidgeWorth Capital Management LLC ("RidgeWorth" or the "Adviser"), the investment adviser to the above-listed funds (each an "Acquired Fund" and together, the "Acquired Funds") from its current owners, including certain employees of RidgeWorth and its wholly owned subsidiaries, and investment funds affiliated with Lightyear Capital LLC (such owners collectively, the "Sellers" and such transaction, the "Transaction"). The fund reorganizations are being proposed as part of the larger plans to integrate the investment advisory businesses of RidgeWorth and Virtus. Effective with the Transaction, RidgeWorth will become a Virtus entity and will be renamed Virtus Fund Advisers, LLC.

Mutual funds are required to seek shareholder approval for certain kinds of transactions, including the reorganizations proposed in the enclosed combined prospectus/proxy statement. As a shareholder of one or more of the Acquired Funds, you are being asked to vote on a reorganization involving your fund.

Q. What is a fund reorganization?

A. A fund reorganization generally involves one fund (referred to in the accompanying combined prospectus/proxy statement as the Acquired Fund) transferring all of its property and assets to another fund (referred to in the combined prospectus/proxy statement as the Acquiring Fund) in exchange solely for shares of the Acquiring Fund and the Acquiring Fund's assumption of all of the Acquired Fund's liabilities. Following the each reorganization, shareholders of the Acquired Fund will be shareholders of the Acquiring Fund and hold the same aggregate value of shares of the Acquiring Fund as they held in the Acquired Fund prior to the reorganization. The reorganizations of RidgeWorth Growth Allocation Strategy and RidgeWorth Moderate Allocation Strategy involve two funds reorganizing into one Acquiring Fund. RidgeWorth Growth Allocation Strategy and RidgeWorth Moderate Allocation Strategy, each an Acquired Fund, will transfer all of their property and assets to the Virtus Growth Allocation Strategy Fund, an Acquiring Fund. Following these reorganizations, shareholders of RidgeWorth Growth Allocation Strategy and RidgeWorth Moderate Allocation Strategy will be shareholders of the Virtus Growth Allocation Strategy Fund and hold the same aggregate value of shares of Virtus Growth Allocation Strategy Fund as they held in RidgeWorth Growth Allocation Strategy and RidgeWorth Moderate Allocation Strategy, as applicable, prior to the reorganizations. (The Acquired Funds and the Acquiring Funds

are referred to individually or collectively as a "Fund" or the "Funds," respectively.)

Q. Is my vote important?

A. Yes, absolutely! While the Board of Trustees (the "Board") of RidgeWorth Funds has reviewed the proposed reorganization for your Acquired Fund and recommends that you approve it, the proposal generally cannot go forward without the approval of shareholders of your Fund. The Acquired Funds' proxy solicitor will continue to contact shareholders asking them to vote until it is sure that a quorum will be reached, and may continue to contact you thereafter.

Q. On what am I being asked to vote?

A. You are being asked to vote on the reorganization (the "Reorganization") of the Acquired Fund of which you are a shareholder into the corresponding Acquiring Fund, as noted in the table below:

Acquired Fund	Acquiring Fund
RidgeWorth Ceredex Large Cap Value Equity Fund	Virtus Ceredex Large-Cap Value Equity Fund
RidgeWorth Ceredex Mid-Cap Value Equity Fund	Virtus Ceredex Mid-Cap Value Equity Fund
RidgeWorth Ceredex Small Cap Value Equity Fund	Virtus Ceredex Small-Cap Value Equity Fund
RidgeWorth Silvant Large Cap Growth Stock Fund	Virtus Silvant Large-Cap Growth Stock Fund
RidgeWorth Silvant Small Cap Growth Stock Fund	Virtus Silvant Small-Cap Growth Stock Fund
RidgeWorth Innovative Growth Stock Fund	Virtus Zevenbergen Innovative Growth Stock Fund
RidgeWorth International Equity Fund	Virtus WCM International Equity Fund
RidgeWorth Seix Core Bond Fund	Virtus Seix Core Bond Fund
RidgeWorth Seix Corporate Bond Fund	Virtus Seix Corporate Bond Fund
RidgeWorth Seix Total Return Bond Fund	Virtus Seix Total Return Bond Fund
RidgeWorth Seix U.S. Mortgage Fund	Virtus Seix U.S. Mortgage Fund
RidgeWorth Seix Limited Duration Fund	Virtus Seix Limited Duration Fund
RidgeWorth Seix Short-Term Bond Fund	Virtus Seix Short-Term Bond Fund
RidgeWorth Seix U.S. Government Securities Ultra-Short Bond Fund	Virtus Seix U.S. Government Securities Ultra-Short Bond Fund
RidgeWorth Seix Ultra-Short Bond Fund	Virtus Seix Ultra-Short Bond Fund
RidgeWorth Seix Floating Rate High Income Fund	Virtus Seix Floating Rate High Income Fund
RidgeWorth Seix High Income Fund	Virtus Seix High Income Fund
RidgeWorth Seix High Yield Fund	Virtus Seix High Yield Fund
RidgeWorth Seix Georgia Tax-Exempt Bond Fund	Virtus Seix Georgia Tax-Exempt Bond Fund
RidgeWorth Seix High Grade Municipal Bond Fund	Virtus Seix High Grade Municipal Bond Fund
RidgeWorth Seix Investment Grade Tax-Exempt Bond Fund	Virtus Seix Investment Grade Tax-Exempt Bond Fund
RidgeWorth Seix North Carolina Tax-Exempt Bond Fund	Virtus Seix North Carolina Tax-Exempt Bond Fund
RidgeWorth Seix Short-Term Municipal Bond Fund	Virtus Seix Short-Term Municipal Bond Fund
RidgeWorth Seix Virginia Intermediate Municipal Bond Fund	Virtus Seix Virginia Intermediate Municipal Bond Fund
RidgeWorth Conservative Allocation Strategy	Virtus Conservative Allocation Strategy Fund
RidgeWorth Growth Allocation Strategy	Virtus Growth Allocation Strategy Fund
RidgeWorth Moderate Allocation Strategy	Virtus Growth Allocation Strategy Fund

If shareholders of your Acquired Fund approve the reorganization and the other closing conditions are met, your shares of the Acquired Fund will, in effect, be converted into shares of the corresponding Acquiring Fund at the time of the Reorganization. The aggregate net asset value of Acquiring Fund shares of each class you will receive in the Reorganization will be equal to the aggregate net asset value of the Acquired Fund shares of the corresponding class you held immediately prior to the Reorganization.

We encourage you to read the full text of the enclosed combined prospectus/proxy statement to obtain a more detailed understanding of the matters relating to each proposed Reorganization.

Q. How will the Reorganizations benefit the Acquired Funds and their shareholders?

A. RidgeWorth and Virtus believe the Reorganizations will benefit the Acquired Funds and their shareholders by offering them, among other things:

- the continued ability to benefit from the expertise of the same portfolio managers currently managing the Acquired Funds other than the Acquired Allocation Strategies;

- opportunities for increased asset growth and improved economies of scale, over the long term.

- anticipated net total operating expenses for all classes of shares that, on a net basis under a contractual expense limitation agreement with the Adviser, are expected to be equal to or lower than current operating expenses for a two-year period from the date of the Reorganizations, although some Acquiring Funds may experience higher net total operating expenses after the two-year period unless the expense limitation agreement is continued; and

- the ability to spread certain fixed costs (*e.g.,* insurance costs, trustee compensation and certain legal expenses) over a larger combined asset base of Virtus Mutual Funds, which has the potential to result in a reduction in the per share expenses paid by shareholders of the Acquiring Funds over the longer term, provided variable costs decrease or stay the same as an Acquired Fund's assets increase.

Q. Will there be any changes to the Acquired Funds' fees and expenses as a result of the Reorganization?

A. Following the Reorganizations, certain contractual fees and expenses relating to the operations of the Acquiring Funds, such as administration costs and transfer agency and custody fees, are expected to be higher than those applicable to the operations of the Acquired Funds prior to the Reorganizations. Other categories of fees and expenses, such as blue sky registration costs, brokerage commissions and audit expenses, are not expected to differ materially between the Acquiring Funds and Acquired Funds. Additionally, certain fees related to shareholder servicing are expected to be higher for certain classes of certain Acquiring Funds than they are for the corresponding classes of the corresponding Acquired Funds.

The gross annual fund operating expenses, before expense reimbursement, for the Acquiring Funds' share classes listed in the following table are anticipated to be higher than the gross annual fund operating expenses, before expense reimbursement, for the corresponding Acquired Funds' share classes prior to the Reorganizations.

Virtus Ceredex Large-Cap Value Equity Fund - Class C and Class IS

Virtus Ceredex Mid-Cap Value Equity Fund - Class C and Class IS

Virtus Ceredex Small-Cap Value Equity Fund - Class C

Virtus Silvant Large-Cap Growth Stock Fund - Class A, Class C and Class IS

Virtus Silvant Small-Cap Growth Stock Fund - Class C and Class IS

Virtus Seix Core Bond Fund - Class A, Class I, Class IS and Class R

Virtus Seix Corporate Bond Fund - Class C and Class I

Virtus Seix Total Return Bond Fund - Class A, Class I, Class IS and Class R

Virtus Seix U.S. Mortgage Fund - Class A, Class C and Class I

Virtus Seix Short-Term Bond Fund - Class A, Class C and Class I

Virtus Seix U.S. Government Securities Ultra-Short Bond Fund - Class I and Class IS

Virtus Seix Ultra-Short Bond Fund - Class I

Virtus Seix Floating Rate High Income Fund - Class A, Class C, Class I and Class IS

Virtus Seix High Income Fund - Class A, Class I, Class IS and Class R

Virtus Seix High Yield Fund - Class A, Class I, Class IS and Class R

Virtus Seix Georgia Tax-Exempt Bond Fund - Class A and Class I

Virtus Seix High Grade Municipal Bond Fund - Class A and Class I

Virtus Seix Investment Grade Tax-Exempt Bond Fund - Class A and Class I

Virtus Seix North Carolina Tax-Exempt Fund - Class A and Class I

Virtus Seix Short-Term Municipal Bond Fund - Class A and Class I

Virtus Seix Virginia Intermediate Municipal Bond Fund - Class A and Class I

Virtus Conservative Allocation Strategy Fund - Class A, Class C and Class I

Following the Reorganizations, each Acquiring Fund's net Annual Fund Operating Expenses, after expense reimbursement, are anticipated to be equal to or lower than current net annual fund operating expenses, after expense reimbursement, for the corresponding Acquired Fund for a two-year period from the date of the Reorganizations.

In addition to changes in the Funds' operating expenses, there will be differences in certain sales charges following the Reorganizations. The contingent deferred sales charge ("CDSC") imposed on certain redemptions of A Shares of

RidgeWorth Conservative Allocation Strategy is 0.50%, while the CDSC imposed on certain redemptions of Class A Shares of Virtus Conservative Allocation Strategy Fund is 1.00%. The CDSC imposed on certain redemptions of A Shares of the equity Acquired Funds, RidgeWorth Growth Allocation Strategy and RidgeWorth Moderate Allocation Strategy is 0.75%, while the CDSC imposed on certain redemptions of Class A Shares of the equity Acquiring Funds and Virtus Growth Allocation Strategy Fund is 1.00%. The CDSC imposed on certain redemptions of A Shares of the fixed income Acquired Funds is identical to the CDSC imposed on certain redemptions of Class A Shares of the fixed income Acquiring Funds.

Q. Will there be any changes to the Acquired Funds' investment programs or portfolio managers as a result of the Reorganizations?

A. No material changes are expected, other than for the Acquired Allocation Strategies. After the Reorganizations, the Adviser intends to employ or retain the Acquired Funds' current portfolio managers to manage the Acquiring Funds in accordance with substantially identical investment objectives, principal investment strategies and principal risks of each Acquiring Fund except as follows:

- RidgeWorth Moderate Allocation Strategy and RidgeWorth Growth Allocation Strategy will both merge into Virtus Growth Allocation Strategy Fund, which will be managed in accordance with investment objectives, principal investment strategies and principal risks substantially identical to those of RidgeWorth Growth Allocation Strategy. In addition, the portfolio managers of each of the Acquiring Allocation Strategy Funds will be employees of a Virtus affiliate rather than the current portfolio managers of the Acquired Allocation Strategies, as further described in the combined prospectus/proxy statement.

  With these exceptions, no material change in the investment program or change in the day-to-day portfolio management of the Acquired Funds is expected as a result of the Reorganizations.

Q. Will there be any changes to the options or services associated with my shareholder account as a result of the Reorganizations?

A. Yes. Most account-level features and options such as dividend distributions, ~~dividend diversification,~~ automatic investment plans and systematic withdrawals will automatically carry over from accounts in each Acquired Fund to accounts in the corresponding Acquiring Fund. However, there are some differences, including that the exchange privilege ~~will~~ may be limited to exchanges among the Acquiring Funds and ~~will~~ not be available for exchanges among the broader family of Virtus Mutual Funds immediately following the Reorganizations and for so long as the Acquiring Funds and the other Virtus Mutual Funds maintain different ~~t~~Transfer/~~s~~Sub-transfer ~~a~~Agents.

Q. Are there any other significant differences in the management of the Acquired Funds and the Acquiring Funds?

A. No, the investment advisory services to be provided by the Adviser to the Acquiring Funds under the Acquiring Funds' investment advisory agreement are substantially identical to the investment advisory services provided by the Adviser to the Acquired Funds under the Acquired Funds' investment advisory agreement. Under these agreements, the Adviser may retain the services of an investment subadviser provided certain conditions are met. The current subadvisers to the Acquired Funds are expected to be the subadvisers to the corresponding Acquiring Funds. However, there are some differences as discussed generally below.

The Acquiring Funds have obtained a "manager of managers" exemptive order from the Securities and Exchange Commission ("SEC") granting relief from certain requirements relating to the hiring of investment subadvisers (the "Virtus order"). The Virtus order permits the Acquiring Funds' Board of Trustees, subject to certain conditions, to approve a subadviser and modify any existing or future investment subadvisory agreement with such subadvisers at any time without shareholder approval. The Virtus order applies to both unaffiliated subadvisers and subadvisers that are wholly-owned affiliates. The Acquired Funds have received a comparable SEC exemptive order, except that it does not extend to subadvisers that are wholly-owned affiliates.

By the time of the Reorganizations, use of the manager-of-managers structure in reliance on the Virtus order will have been approved by the initial shareholder of each of the Acquiring Funds, although the Adviser does not currently intend to recommend any subadviser changes in reliance on the Virtus order.

Please see the section entitled "Additional Information About Each Reorganization and the Proposals — Manager of Managers Structure — Acquiring Funds," in the combined prospectus/proxy statement for more information.

Q. Are there costs or tax consequences of the Reorganizations to shareholders?

A. No. The costs associated with the Reorganizations will be borne by the Sellers and Virtus, and not by the shareholders of the Funds. Each Reorganization is expected to be a "reorganization" within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Accordingly, it is expected that each Acquired Fund and its shareholders will not recognize gain or loss as a direct result of a Reorganization, as described in more detail in the section entitled "Tax Status of the Reorganizations." To the extent that any portfolio assets of an Acquired Fund are sold in connection with its Reorganization, an Acquired Fund may recognize gain or loss and incur transaction costs, and that may result in a taxable distribution of gains to shareholders. However, ~~except as noted below for RidgeWorth Moderate Allocation Strategy~~ it is not anticipated that the amount of such transaction costs incurred, if any, will be significant to any Fund or that sales of portfolio securities resulting in taxable distributions of gains to shareholders will be significant.

RidgeWorth Moderate Allocation Strategy may be required to make a distribution to its shareholders before it reorganizes into Virtus Growth Allocation Strategy Fund. Any such distribution would generally be taxable to shareholders.

Q. If approved, when will the Reorganizations happen?

A. If approved by shareholders, the Reorganizations will take place as soon as practicable following shareholder approval of each Reorganization, subject to satisfaction of customary closing conditions and consents, including that the Transaction involving RidgeWorth and Virtus proceeds to closing. The closing of the Transaction is also subject to customary closing conditions, including regulatory approvals and the consent of clients (including the Acquired Funds) representing a certain minimum level of revenue. The Transaction is expected to be completed in mid-2017 and the Reorganizations are proposed to close approximately concurrently with the Transaction.

Q. How will the Reorganizations work?

A. As a result of the Reorganizations, shareholders of each Acquired Fund will become owners of shares of the applicable Acquiring Fund with the same aggregate net asset value as the shares of the Acquired Fund that they held prior to the Reorganizations, subject to any changes in valuation of portfolio securities under the Funds' valuation procedures. More specifically, the Reorganizations provide that each Acquired Fund will transfer all of its assets to the corresponding Acquiring Fund. In exchange, the applicable Acquiring Fund will assume all of the liabilities of the applicable Acquired Fund and issue shares corresponding in class to the outstanding shares of the Acquired Fund, as follows:

Acquired Fund Class	Acquiring Fund Class
A Shares	Class A
C Shares	Class C
R Shares	Class R
I Shares	Class I
IS Shares	Class IS
T Shares*	Class T*

---

*   Although there are no T shareholders as of the record date for the Meeting, certain Acquired Funds currently expect to register T Shares prior to the Reorganizations. If you have exchanged your shares in an Acquired Fund from another class~~es~~ to ~~be~~ T Shares by the time of the Reorganizations, you will become an owner of Class T Shares of the applicable Acquiring Fund in the applicable Reorganization.

Under the Reorganizations, each Acquired Fund will distribute the Acquiring Fund shares pro rata, on a class-by-class basis, to its shareholders in cancellation of such shareholders' Acquired Fund shares.

The A Shares of certain Acquired Funds are currently subject to a Rule 12b-1 fee of 0.30%. Prior to the Reorganizations, the Rule 12b-1 fee of A Shares of these Acquired Funds will be lowered to 0.25%, effective on or about April 1, 2017. In addition, following the Reorganizations, the Class A Shares of the corresponding Acquiring Funds will be subject to a Rule 12b-1 fee of 0.25%.

Please see Exhibit D to the combined prospectus/proxy statement for more information about Class A shares.

Q. What happens if the Reorganization is not approved?

A. If the shareholders of an Acquired Fund have not approved the Reorganization and the parties to the Transaction proceed to close the Transaction, then the Acquired Fund's existing investment advisory agreement with RidgeWorth will automatically terminate and an interim advisory agreement with RidgeWorth will go into effect to permit additional time to

**Reorganization of RidgeWorth Ceredex Large Cap Value Equity Fund
into Virtus Ceredex Large-Cap Value Equity Fund**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A **Shares**	Acquired Fund ~~Class~~ C **Shares**	Acquired Fund ~~Class~~ I **Shares**	Acquired Fund ~~Class~~ IS **Shares**
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[a]	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

	Acquiring Fund (Pro Forma) Class A **Shares**	Acquiring Fund (Pro Forma) Class C **Shares**	Acquiring Fund (Pro Forma) Class I **Shares**	Acquiring Fund (Pro Forma) Class IS **Shares**
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[a]	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A **Shares**	Acquired Fund ~~Class~~ C **Shares**	Acquired Fund ~~Class~~ I **Shares**	Acquired Fund ~~Class~~ IS **Shares**
Management Fees	0.65%	0.65%	0.65%	0.65%
Distribution and Shareholder Servicing (12b-1) Fees	0.30%	1.00%	None	None
Other Expenses	0.42%	0.07%	0.45%	0.07%
Total Annual Fund Operating Expenses	1.37%	1.72%	1.10%	0.72%
Less: Expense Reimbursement	(0.11)%[b]	0.00%[b]	(0.13)%[b]	0.00%[b]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.26%	1.72%	0.97%	0.72%

	Acquiring Fund Class A **Shares**	Acquiring Fund Class C **Shares**	Acquiring Fund Class I **Shares**	Acquiring Fund Class IS **Shares**
Management Fees	0.65%	0.65%	0.65%	0.65%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses	0.41%[c]	0.21%[c]	0.45%[c]	0.21%[c]
Total Annual Fund Operating Expenses	1.31%	1.86%	1.10%	0.86%
Less: Expense Reimbursement	(0.07)%[d]	(0.14)%[d]	(0.13)%[d]	(0.14)%[b]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.24%	1.72%	0.97%	0.72%

(a) The deferred sales charge is imposed on ~~Class C~~ shares redeemed during the first year only.

(b) RidgeWorth and Ceredex have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 1.24%, 1.90%, 0.97% and 0.85% for ~~Class~~ A **Shares**, ~~Class~~ C **Shares**, ~~Class~~ I **Shares** and ~~Class~~ IS ~~s~~**S**hares, respectively, until at least August 1, 2017.

(c) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(d) Effective immediately after the Reorganization, ~~the Adviser~~**Virtus** has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	**One Year**	**Three**	**Five Years**	**Ten Years**
Acquired Fund – ~~Class~~ A Shares	Sold or Held	$696	$~~952~~974	$1,~~251~~272	$2,~~098~~118
Acquired Fund – ~~Class~~ C Shares	Sold	$275	$542	$ 933	$2,030
	Held	$175	$542	$ 933	$2,030
Acquired Fund – ~~Class~~ I Shares.	Sold or Held	$ 99	$~~309~~337	$ ~~566~~594	$1,~~303~~329
Acquired Fund – ~~Class~~ IS Shares.	Sold or Held	$ 74	$230	$ 401	$ 894

	Share Status	**One Year**	**Three**	**Five Years**	**Ten Years**
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$694	$953	$1,239	$2,051
Acquiring Fund (Pro Forma) – Class C Shares	Sold	$275	$557	$ 979	$2,156
	Held	$175	$557	$ 979	$2,156
Acquiring Fund (Pro Forma) – Class I Shares.	Sold or Held	$ 99	$323	$ 580	$1,316
Acquiring Fund (Pro Forma) – Class IS Shares.	Sold or Held	$ 74	$246	$ 449	$1,034

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 66% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

<u>*Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks*</u>

Each Fund's investment objective is to seek to provide a high level of capital appreciation. As a secondary goal, each Fund also seeks to provide current income.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in U.S.-traded equity securities of large-capitalization companies. For purposes of this investment strategy, large-capitalization companies are considered to be companies with market capitalizations similar to those of companies in the Russell 1000® Value Index. As of December 31, 2016, the market capitalization range of the companies in the Russell 1000® Value Index was $643.2 million to $618 billion. The Acquiring Fund considers U.S.-traded equity securities to include American Depositary Receipts ("ADRs"). As a result of its investment strategy, the Acquiring Fund's portfolio turnover rate may be 100% or more and the Acquiring Fund may focus its investments in one or more sectors.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio manager, who will continue to implement the same strategy as he pursued for the Acquired Fund by:

- choosing companies that he believes are undervalued in the market relative to the industry sector and the company's own valuation history;

- evaluating potential catalysts that may cause an upward re-rating of the stock's valuation; and

- with respect to common stocks, purchasing companies that generally pay dividends at the time of purchase or are expected to pay dividends soon after their purchase.

**Reorganization of RidgeWorth Ceredex Mid-Cap Value Equity Fund
into Virtus Ceredex Mid-Cap Value Equity Fund**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares	Acquired Fund ~~Class~~ IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[a]	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class C Shares	Acquiring Fund (Pro Forma) Class I Shares	Acquiring Fund (Pro Forma) Class IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[a]	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares	Acquired Fund ~~Class~~ IS Shares
Management Fees	0.69%	0.69%	0.69%	0.69%
Distribution and Shareholder Servicing (12b-1) Fees	0.30%	1.00%	None	None
Other Expenses	0.49%	0.11%	0.43%	0.11%
Total Annual Fund Operating Expenses	1.48%	1.80%	1.12%	0.80%
Less: Expense Reimbursement	(0.08)%[b]	0.00%[b]	0.00%[b]	0.00%[b]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.40%	1.80%	1.12%	0.80%

	Acquiring Fund Class A Shares	Acquiring Fund Class C Shares	Acquiring Fund Class I Shares	Acquiring Fund Class IS Shares
Management Fees	0.69%	0.69%	0.69%	0.69%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses	0.43%[c]	0.23%[c]	0.38%[c]	0.23%[c]
Total Annual Fund Operating Expenses	1.37%	1.92%	1.07%	0.92%
Less: Expense Reimbursement	0.00%[d]	(0.12)%[d]	0.00%[d]	(0.12)%[d]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.37%	1.80%	1.07%	0.80%

(a) The deferred sales charge is imposed on ~~Class C~~ shares redeemed during the first year only.

(b) RidgeWorth and Ceredex have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 1.38%, 1.95%, 1.15% and 0.95% for ~~Class~~ A Shares, ~~Class~~ C Shares, ~~Class~~ I Shares and ~~Class~~ IS ~~s~~Shares, respectively, until at least August 1, 2017.

(c) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(d) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	**One Year**	**Three**	**Five Years**	**Ten Years**
Acquired Fund – Class A Shares	Sold or Held	$709	$~~993~~1009	$1,~~314~~329	$2,~~221~~235
Acquired Fund – Class C Shares	Sold	$283	$566	$ 975	$2,116
	Held	$183	$566	$ 975	$2,116
Acquired Fund – Class I Shares.	Sold or Held	$114	$356	$ 617	$1,363
Acquired Fund – Class IS Shares.	Sold or Held	$ 82	$255	$ 444	$ 990

	Share Status	**One Year**	**Three**	**Five Years**	**Ten Years**
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$706	$984	$1,282	$2,127
Acquiring Fund (Pro Forma) – Class C Shares	Sold	$283	$579	$1,014	$2,223
	Held	$183	$579	$1,014	$2,223
Acquiring Fund (Pro Forma) – Class I Shares.	Sold or Held	$109	$340	$ 590	$1,306
Acquiring Fund (Pro Forma) – Class IS Shares.	Sold or Held	$ 82	$269	$ 485	$1,109

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 98% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund's investment objective is to seek to provide capital appreciation. As a secondary goal, each Fund also seeks to provide current income.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in U.S.-traded equity securities of mid-capitalization companies. For purposes of this investment strategy, mid-capitalization companies are considered to be companies with market capitalizations similar to those of companies in the Russell Midcap® Index. As of December 31, 2016, the market capitalization range of the companies in the Russell Midcap® Index was $643.2 million to $57.6 billion. The Acquiring Fund considers U.S.-traded equity securities to include American Depositary Receipts ("ADRs"). As a result of its investment strategy, the Acquiring Fund's portfolio turnover rate may be 100% or more and the Acquiring Fund may focus its investments in one or more sectors.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio manager, who will continue to implement the same strategy as he pursued for the Acquired Fund by:

- choosing companies that he believes are undervalued in the market relative to the industry sector and the company's own valuation history;

- evaluating potential catalysts that may cause an upward re-rating of the stock's valuation; and

- with respect to common stocks, purchasing companies that generally pay dividends at the time of purchase or are expected to pay dividends soon after their purchase.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

- Depositary Receipts

- Equity Securities

- Equity Securities — Medium Market Capitalization Companies Risk

- Equity Securities — Value Stocks Risk

- ~~Industry/Sector Concentration~~

- Market Volatility

- Portfolio Turnover ~~Risk~~

- Sector Focused Investing

See Exhibit C below for a detailed description of each of these risks.

Comparison of Portfolio Management

Both the Acquired Fund and the Acquiring Fund share the portfolio manager. See Exhibit D for information about the portfolio manager.

**Reorganization of RidgeWorth Ceredex Small Cap Value Equity Fund
into Virtus Ceredex Small-Cap Value Equity Fund**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[a]	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class C Shares	Acquiring Fund (Pro Forma) Class I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[a]	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares
Management Fees	0.83%	0.83%	0.83%
Distribution and Shareholder Servicing (12b-1) Fees	0.30%	1.00%	None
Other Expenses	0.44%	0.08%	0.41%
Total Annual Fund Operating Expenses	1.57%	1.91%	1.24%
Less: Expense Reimbursement	(0.02)%[b]	0.00%[b]	0.00%[b]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.55%	1.91%	1.24%

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class C Shares	Acquiring Fund (Pro Forma) Class I Shares
Management Fees	0.83%	0.83%	0.83%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None
Other Expenses	0.41%[c]	0.21%[c]	0.42%[c]
Total Annual Fund Operating Expenses	1.49%	2.04%	1.25%
Less: Expense Reimbursement	0.00%[d]	(0.13)%[d]	(0.01)%[d]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.49%	1.91%	1.24%

(a) The deferred sales charge is imposed on ~~Class C~~ shares redeemed during the first year only.

(b) RidgeWorth and Ceredex have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 1.55%, 2.15% and 1.30% for ~~Class~~ A Shares, ~~Class~~ C Shares and ~~Class~~ I ~~s~~Shares, respectively, until at least August 1, 2017.

(c) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(d) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	**One Year**	**Three**	**Five Years**	**Ten Years**
Acquired Fund – ~~Class~~ A Shares.	Sold or Held	$724	$1,~~036~~040	$1,~~375~~379	$2,~~330~~333
Acquired Fund – ~~Class~~ C Shares.	Sold	$294	$ 600	$1,032	$2,233
	Held	$194	$ 600	$1,032	$2,233
Acquired Fund – ~~Class~~ I Shares	Sold or Held	$126	$ 393	$ 681	$1,500

	Share Status	**One Year**	**Three**	**Five Years**	**Ten Years**
Acquiring Fund (Pro Forma) – Class A Shares.	Sold or Held	$718	$1,019	$1,341	$2,252
Acquiring Fund (Pro Forma) – Class C Shares	Sold	$294	$ 614	$1,074	$2,348
	Held	$194	$ 614	$1,074	$2,348
Acquiring Fund (Pro Forma) – Class I Shares	Sold or Held	$126	$ 395	$ 684	$1,509

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 36% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund's investment objective is to seek to provide capital appreciation. As a secondary goal, each Fund also seeks to provide current income.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in U.S.-traded equity securities of small-capitalization companies. For purposes of this investment strategy, small-capitalization companies are considered to be both companies with market capitalizations between $50 million and $3 billion ~~or~~ and companies with market capitalizations similar to those of companies in the Russell 2000® Value Index. As of December 31, 2016, the market capitalization range of the companies in the Russell 2000® Value Index was $9 million to $10.5 billion. The Acquiring Fund considers U.S.-traded equity securities to include American Depositary Receipts ("ADRs"). As a result of its investment strategy, the Acquiring Fund may focus its investments in one or more sectors.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio manager, who will continue to implement the same strategy as he pursued for the Acquired Fund by:

• choosing companies that he believes are undervalued in the market relative to the industry sector and the company's own valuation history;

• evaluating potential catalysts that may cause an upward re-rating of the stock's valuation; and

• with respect to common stocks, purchasing companies that generally pay dividends at the time of purchase or are expected to pay dividends soon after their purchase.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

• Depositary Receipts

- Equity Securities

- Equity Securities — Small Market Capitalization Companies Risk

- Equity Securities — Value Stocks Risk

- ~~Industry/Sector Concentration~~

- Market Volatility

- Sector Focused Investing

See Exhibit C below for a detailed description of each of these risks.

Comparison of Portfolio Management

Both the Acquired Fund and the Acquiring Fund share the same portfolio manager. See Exhibit D for information about the portfolio manager.

Reorganization of RidgeWorth Silvant Large Cap Growth Stock Fund
into Virtus Silvant Large-Cap Growth Stock Fund

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A **Shares**	Acquired Fund ~~Class~~ C **Shares**	Acquired Fund ~~Class~~ I **Shares**	Acquired Fund ~~Class~~ IS **Shares**
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[(a)]	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

	Acquiring Fund (Pro Forma) Class A **Shares**	Acquiring Fund (Pro Forma) Class C **Shares**	Acquiring Fund (Pro Forma) Class I **Shares**	Acquiring Fund (Pro Forma) Class IS **Shares**
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[(a)]	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A **Shares**	Acquired Fund ~~Class~~ C **Shares**	Acquired Fund ~~Class~~ I **Shares**	Acquired Fund ~~Class~~ IS **Shares**
Management Fees	0.70%	0.70%	0.70%	0.70%
Distribution and Shareholder Servicing (12b-1) Fees	0.30%	1.00%	None	None
Other Expenses	0.23%	0.20%	0.56%	0.20%
Total Annual Fund Operating Expenses	1.23%	1.90%	1.26%	0.90%
Less: Expense Reimbursement	0.00%[(b)]	0.00%[(b)]	(0.29)%[(b)]	0.00%[(b)]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.23%	1.90%	1.24%	0.90%

	Acquiring Fund (Pro Forma) Class A **Shares**	Acquiring Fund (Pro Forma) Class C **Shares**	Acquiring Fund (Pro Forma) Class I **Shares**	Acquiring Fund (Pro Forma) Class IS **Shares**
Management Fees	0.70%	0.70%	0.70%	0.70%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses	0.35%[(c)]	0.31%[(c)]	0.51%[(c)]	0.31%[(c)]
Total Annual Fund Operating Expenses	1.30%	2.01%	1.21%	1.01%
Less: Expense Reimbursement	(0.07)%[(d)]	(0.11)%[(d)]	(0.24)%[(d)]	(0.11)%[(d)]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.23%	1.90%	0.97%	0.90%

(a) The deferred sales charge is imposed on ~~Class C~~ shares redeemed during the first year only.

(b) RidgeWorth and Silvant have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 1.23%, 1.95%, 0.97% and 0.95% for ~~Class~~ A **Shares**, ~~Class~~ C **Shares**, ~~Class~~ I **Shares** and ~~Class~~ IS ~~s~~**S**hares, respectively, until at least August 1, 2017.

(c) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(d) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the

Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	**One Year**	**Three**	**Five Years**	**Ten Years**
Acquired Fund – ~~Class~~ A Shares	Sold or Held	$693	$943	$1,212	$1,978
Acquired Fund – ~~Class~~ C Shares	Sold	$293	$597	$1,026	$2,222
	Held	$193	$597	$1,026	$2,222
Acquired Fund – ~~Class~~ I Shares	Sold or Held	$ 99	$~~309~~371	$ ~~603~~664	$1,~~441~~497
Acquired Fund – ~~Class~~ IS Shares	Sold or Held	$ 92	$287	$ 498	$1,108
	Share Status	**One Year**	**Three**	**Five Years**	**Ten Years**
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$693	$950	$1,234	$2,041
Acquiring Fund (Pro Forma) – Class C Shares	Sold	$293	$609	$1,062	$2,320
	Held	$193	$609	$1,062	$2,320
Acquiring Fund (Pro Forma) – Class I Shares	Sold or Held	$ 99	$335	$ 618	$1,422
Acquiring Fund (Pro Forma) – Class IS Shares	Sold or Held	$ 92	$299	$ 536	$1,216

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 10% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

<u>*Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks*</u>

Each Fund's investment objective is to seek to provide capital appreciation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks and other U.S.-traded equity securities of large-capitalization companies. For purposes of this investment strategy, large-capitalization companies are considered to be companies with market capitalizations similar to those of companies in the Russell 1000® Growth Index. As of December 31, 2016, the market capitalization range of the companies in the Russell 1000® Growth Index was $643.2 million to $618 billion. The Acquiring Fund considers U.S.-traded equity securities to include American Depositary Receipts ("ADRs"). As a result of its investment strategy, the Acquiring Fund may focus its investments in one or more sectors.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio managers, who will continue to implement the same strategy as they pursued for the Acquired Fund by:

- seeking out securities they believe have strong business fundamentals, such as revenue growth, improving cash flows, increasing margins and positive earning trends;

- choosing companies that they believe have above-average growth potential to beat expectations;

- utilizing a "bottom-up" process based on company fundamentals with risk controls in place to assist in maintaining a portfolio that is diversified by sector and minimizing unintended risks relative to the primary benchmark;

- performing in-depth fundamental analysis of a company to determine the quality and sustainability of expectations and whether or not the company is poised to beat expectations; and

- applying proprietary quantitative models to rank stocks based on improving fundamentals, valuation, capital deployment and efficiency and sentiment or behavior factors.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

- Depositary Receipts

- Equity Securities

- Equity Securities — Growth Stocks Risk

- Equity Securities — Large Market Capitalization Companies Risk

- ~~Industry/Sector Concentration~~

- Market Volatility

- Sector Focused Investing

See Exhibit C below for a detailed description of each of these risks.

Comparison of Portfolio Management

Both the Acquired Fund and the Acquiring Fund share the same portfolio managers. See Exhibit D for information about the portfolio managers.

**Reorganization of RidgeWorth Silvant Small Cap Growth Stock Fund
into Virtus Silvant Small-Cap Growth Stock Fund**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares	Acquired Fund ~~Class~~ IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[(a)]	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class C Shares	Acquiring Fund (Pro Forma) Class I Shares	Acquiring Fund (Pro Forma) Class IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[(a)]	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares	Acquired Fund ~~Class~~ IS Shares
Management Fees	0.85%	0.85%	0.85%	0.85%
Distribution and Shareholder Servicing (12b-1) Fees	0.30%	1.00%	None	None
Other Expenses	0.29%	0.25%	0.61%	0.25%
Total Annual Fund Operating Expenses	1.44%	2.10%	1.46%	1.10%
Less: Expense Reimbursement	(0.03)%[(b)]	(0.03)%[(b)]	(0.16)%[(b)]	(0.03)%[(b)]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.41%	2.07%	1.30%	1.07%

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class C Shares	Acquiring Fund (Pro Forma) Class I Shares	Acquiring Fund (Pro Forma) Class IS Shares
Management Fees	0.85%	0.85%	0.85%	0.85%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses	0.33%[(c)]	0.29%[(c)]	0.49%[(c)]	0.29%[(c)]
Total Annual Fund Operating Expenses	1.43%	2.14%	1.34%	1.14%
Less: Expense Reimbursement	(0.02)%[(d)]	(0.07)%[(d)]	(0.04)%[(d)]	(0.07)%[(d)]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.41%	2.07%	1.30%	1.07%

(a) The deferred sales charge is imposed on ~~Class C~~ shares redeemed during the first year only.

(b) RidgeWorth and Silvant have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 1.50%, 2.15%, 1.30% and 1.10% for ~~Class~~ A Shares, ~~Class~~ C Shares, ~~Class~~ I Shares and ~~Class~~ IS ~~s~~Shares, respectively, until at least August 1, 2017.

(c) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(d) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the

Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund – ~~Class~~ A Shares	Sold or Held	$710	$~~996~~1,002	$1,~~308~~314	$2,~~192~~198
Acquired Fund – ~~Class~~ C Shares	Sold	$310	$~~649~~655	$1,~~120~~126	$2,~~424~~429
	Held	$210	$~~649~~655	$1,~~120~~126	$2,~~424~~429
Acquired Fund – ~~Class~~ I Shares.	Sold or Held	$132	$~~412~~446	$ ~~749~~782	$1,~~703~~733
Acquired Fund – ~~Class~~ IS Shares.	Sold or Held	$109	$~~340~~347	$ ~~597~~603	$1,~~332~~338

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$710	$998	$1,308	$2,186
Acquiring Fund (Pro Forma) – Class C Shares	Sold	$310	$656	$1,136	$2,461
	Held	$210	$656	$1,136	$2,461
Acquiring Fund (Pro Forma) – Class I Shares.	Sold or Held	$132	$416	$ 726	$1,606
Acquiring Fund (Pro Forma) – Class IS Shares.	Sold or Held	$109	$348	$ 614	$1,373

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 73% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund's investment objective to seek to provide long-term capital appreciation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in U.S.-traded equity securities of small-capitalization companies. For purposes of this investment strategy, small-capitalization companies are considered to be companies with market capitalizations similar to those of companies in the Russell 2000[®] Growth Index. As of December 31, 2016, the market capitalization range of the companies in the Russell 2000[®] Growth Index was $9 million to $10.5 billion. The Acquiring Fund considers U.S.-traded equity securities to include American Depositary Receipts ("ADRs"). As a result of its investment strategy, the Acquiring Fund may focus its investments in one or more sectors.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio managers, who will continue to implement the same strategy as they pursued for the Acquired Fund by:

- choosing companies they believe have above-average growth potential to beat expectations as a result of strong business fundamentals, such as revenue growth, improving cash flows, increasing margins and positive earning trends;

- utilizing a "bottom-up" process based on company fundamentals with risk controls in place to assist in maintaining a portfolio that is diversified by sector and minimizing unintended risks relative to the primary benchmark;

- performing in-depth fundamental analysis of a company to determine the quality and sustainability of expectations to determine whether or not the company is poised to beat expectations; and

**<u>Reorganization of RidgeWorth Innovative Growth Stock Fund
into Virtus Zevenbergen Innovative Growth Stock Fund</u>**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ **A Shares**	Acquired Fund ~~Class~~ **I Shares**
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None
Exchange Fee	None	None

	Acquiring Fund (Pro Forma) **Class A Shares**	Acquiring Fund (Pro Forma) **Class I Shares**
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None
Exchange Fee	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ **A Shares**	Acquired Fund ~~Class~~ **I Shares**
Management Fees	0.85%	0.85%
Distribution and Shareholder Servicing (12b-1) Fees	0.30%	None
Other Expenses	0.39%	0.60%
Total Annual Fund Operating Expenses	1.54%	1.45%
Less: Expense Reimbursement	(0.03)%[(a)]	(0.14)%[(a)]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.51%	1.31%

	Acquiring Fund (Pro Forma) **Class A Shares**	Acquiring Fund (Pro Forma) **Class I Shares**
Management Fees	0.85%	0.85%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	None
Other Expenses	0.32%[(b)]	0.44%[(b)]
Total Annual Fund Operating Expenses	1.42%	1.29%

(a) RidgeWorth and ~~[ZCI~~Zevenbergen~~]~~ have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 1.50% and 1.30% for ~~Class~~ A Shares and ~~Class~~ I ~~s~~Shares, respectively, until at least August 1, 2017.

(b) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. ~~The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period.~~ The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund – ~~Class~~ A Shares	Sold or Held	$720	$1,~~025~~31	$1,~~358~~363	$2,~~296~~302
Acquired Fund – ~~Class~~ I Shares.	Sold or Held	$133	$ ~~415~~445	$ ~~750~~779	$1,~~697~~723

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$711	$999	$1,307	$2,179
Acquiring Fund (Pro Forma) – Class I Shares.	Sold or Held	$131	$409	$ 708	$1,556

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 59% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund's investment objective is to seek to provide long-term capital appreciation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of U.S. companies and other U.S.-traded equity securities that exhibit strong growth characteristics. The Acquiring Fund considers U.S.-traded equity securities ~~may~~ to include American Depositary Receipts ("ADRs") as well as securities that are traded in the U.S. that have been issued by companies established, domiciled or operating in foreign countries. The Acquiring Fund may invest in companies of any size and may invest a portion of its assets in non-U.S. issued securities of foreign companies. The Acquiring Fund generally holds a limited number of securities. As a result of its investment strategy, the Acquiring Fund may focus its investments in one or more sectors.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio managers, who will continue to implement the same strategy as they pursued for the Acquired Fund by:

- utilizing a fundamental research approach to identify companies with favorable prospects for future revenue, earnings, and/or cash flow growth;

- identifying growth "drivers" for each company; and

- evaluating companies for industry growth dynamics, company competitive positioning, pricing flexibility, and diversified product offerings, to determine the weighting of the Fund's investments.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

- Depositary Receipts

- Equity Securities

- Equity Securities — Growth Stocks Risk

- ~~Equity Securities — Large Market Capitalization Companies Risk~~

- Foreign Investing

- ~~Industry/Sector Concentration~~

- Limited Number of Investments

- Market Volatility

- Sector-Focused Investing

See Exhibit C below for a detailed description of each of these risks.

Comparison of Portfolio Management

**Reorganization of RidgeWorth International Equity Fund
into Virtus WCM International Equity Fund**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund Class A Shares	Acquired Fund Class I Shares	Acquired Fund Class IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class I Shares	Acquiring Fund (Pro Forma) Class IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund Class A Shares	Acquired Fund Class I Shares	Acquired Fund Class IS Shares
Management Fees	0.85%	0.85%	0.85%
Distribution and Shareholder Servicing (12b-1) Fees	0.30%	None	None
Other Expenses	0.39%	0.49%	0.39%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.55%	1.35%	1.25%
Less: Expense Reimbursement	(0.12)%[a]	(0.13)%[a]	(0.14)%[a]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.43%	1.22%	1.11%

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class I Shares	Acquiring Fund (Pro Forma) Class IS Shares
Management Fees	0.85%	0.85%	0.85%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	None	None
Other Expenses	0.35%[b]	0.40%[b]	0.35%[b]
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.46%	1.26%	1.20%
Less: Expense Reimbursement	(0.03)%[c]	(0.04)%[c]	(0.09)%[c]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.43%	1.22%	1.11%

(a)   RidgeWorth and [WCM] have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 1.48%, 1.25% and 1.10% for Class A Shares, Class I Shares and Class IS sShares, respectively, until at least August 1, 2017.

(b)   "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(c)   Effective immediately after the Reorganization, the AdviserVirtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund – ~~Class~~ A Shares	Sold or Held	$712	$1,~~001~~025	$1,~~337~~360	$2,~~284~~305
Acquired Fund – ~~Class~~ I Shares	Sold or Held	$124	$ ~~387~~415	$ ~~700~~727	$1,~~588~~613
Acquired Fund – ~~Class~~ IS Shares	Sold or Held	$113	$ ~~353~~383	$ ~~644~~673	$1,~~472~~499

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$712	$1,004	$1,321	$2,216
Acquiring Fund (Pro Forma) – Class I Shares	Sold or Held	$124	$ 392	$ 684	$1,515
Acquiring Fund (Pro Forma) – Class IS Shares	Sold or Held	$113	$ 363	$ 642	$1,438

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 114% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund's investment objective is to seek to provide long-term capital appreciation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks and other equity securities of foreign companies. These companies may be located in emerging markets. For purposes of the 80% investment policy, the Acquiring Fund's investment in equity securities may include common stocks, preferred stocks and depositary receipts, as well as other equity securities that may be received as a result of a conversion or spinoff, such as convertible securities or warrants. The Acquiring Fund's investment in depositary receipts may include American, European, Canadian and Global Depositary Receipts ("ADRs", "EDRs", "CDRs", and "GDRs", respectively). The Acquiring Fund may invest in companies of any size, however, it will generally invest in large capitalization established multinational companies. For purposes of this investment strategy, large capitalization companies are considered to be companies with market capitalization of $3.5 billion or greater at the time of investment. The Acquiring Fund generally considers a company to be economically tied to a foreign country if the company is domiciled or incorporated in a country other than the U.S. The Acquiring Fund invests generally in securities of companies located in different regions and, under normal market conditions, will invest a significant portion of its assets in at least three different countries outside of the U.S. However, ~~from time to time~~when market conditions warrant, the Acquiring Fund may have a significant portion of its assets invested in securities of companies in ~~one or a few~~fewer than three countries ~~or regions~~. ~~The Acquiring Fund's investment in equity securities may include common stocks, preferred stocks, warrants and depositary receipts. The Acquiring Fund's investment in depositary receipts may include American, European, Canadian and Global Depositary Receipts ("ADRs", "EDRs", "CDRs", and "GDRs", respectively).~~As a result of its investment strategy, the Acquiring Fund's portfolio turnover rate may be 100% or more and the Acquiring Fund may focus its investments in one or more sectors.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio managers, who will continue to implement the same strategy as they pursued for the Acquired Fund by:

- utilizing a bottom-up approach that seeks to identify companies with attractive fundamentals, such as long-term growth in revenue and earnings and that show a strong probability for superior future growth;

- focusing on companies considered to be industry leaders with sustainable competitive advantages; corporate cultures emphasizing strong, quality and experienced management; low or no debt; and attractive relative evaluations; and

- considering other factors, including political risk, monetary policy risk and regulatory risk in selecting securities.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

- Convertible Securities

- Depositary Receipts

- Equity Securities

- Equity Securities — Growth Stocks Risk

- Equity Securities — Large Market Capitalization Companies Risk

- Foreign Investing

- Foreign Investing — Emerging Market Investing Risk

- Geographic Concentration ~~Risk~~

- Market Volatility

- Portfolio Turnover

- Preferred Stocks

- Sector Focused Investing

See Exhibit C below for a detailed description of each of these risks.

Comparison of Portfolio Management

Both the Acquired Fund and the Acquiring Fund are expected to share the same portfolio managers. See Exhibit D for information about the portfolio managers.

**Reorganization of RidgeWorth Seix Core Bond Fund
into Virtus Seix Core Bond Fund**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund Class A Shares	Acquired Fund Class R Shares	Acquired Fund Class I Shares	Acquired Fund Class IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class R Shares	Acquiring Fund (Pro Forma) Class I Shares	Acquiring Fund (Pro Forma) Class IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	43.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund Class A Shares	Acquired Fund Class R Shares	Acquired Fund Class I Shares	Acquired Fund Class IS Shares
Management Fees	0.25%	0.25%	0.25%	0.25%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	0.50%	None	None
Other Expenses	0.15%	0.15%	0.25%	0.12%
Total Annual Fund Operating Expenses	0.65%	0.90%	0.50%	0.37%

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class R Shares	Acquiring Fund (Pro Forma) Class I Shares	Acquiring Fund (Pro Forma) Class IS Shares
Management Fees	0.25%	0.25%	0.25%	0.25%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	0.50%	None	None
Other Expenses	0.31%[(a)]	0.27%[(a)]	0.40%[(a)]	0.23%[(a)]
Total Annual Fund Operating Expenses	0.81%	1.02%	0.65%	0.48%
Less: Expense Reimbursement	(0.16)%[(b)]	(0.12)%[(b)]	(0.15)%[(b)]	(0.11)%[(b)]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.65%	0.90%	0.50%	0.37%

(a) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(b) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring

Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund – ~~Class~~ A Shares	Sold or Held	$538	$673	$820	$1,247
Acquired Fund – ~~Class~~ R Shares	Sold or Held	$ 92	$287	$498	$1,108
Acquired Fund – ~~Class~~ I Shares	Sold or Held	$ 51	$160	$280	$ 628
Acquired Fund – ~~Class~~ IS Shares	Sold or Held	$ 38	$119	$208	$ 468

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$~~538~~439	$~~690~~592	$~~873~~777	$~~1,400~~1,310
Acquiring Fund (Pro Forma) – Class R Shares	Sold or Held	$ 92	$300	$539	$1,225
Acquiring Fund (Pro Forma) – Class I Shares	Sold or Held	$ 51	$177	$332	$ 781
Acquiring Fund (Pro Forma) – Class IS Shares	Sold or Held	$ 38	$131	$246	$ 582

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 232% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund's investment objective is to seek to maximize long-term total return through a combination of current income and capital appreciation, consistent with capital preservation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in investment grade fixed income securities. The Acquiring Fund may count the market value of certain derivatives with investment grade fixed income characteristics and Treasury Inflation Protection Securities ("TIPS") towards its 80% investment policy. The Acquiring Fund invests in various types of income-producing debt securities, including mortgage- and asset-backed securities, government and agency obligations, and corporate obligations. The Acquiring Fund may invest in debt obligations of U.S. and non-U.S. issuers, including investment grade rated emerging market debt. The Acquiring Fund's investment in non-U.S. issuers may at times be significant. There are no limits on the Fund's average-weighted maturity or on the remaining maturities of individual securities in which the Acquiring Fund may invest. The Acquiring Fund can hold up to 5% of its net assets in securities that are downgraded below investment grade (sometimes referred to as "junk bonds"). As a result of its investment strategy, the Acquiring Fund's portfolio turnover rate may be 100% or more.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio managers, who will continue to implement the same strategy as they pursued for the Acquired Fund by:

- choosing from the broad universe of available fixed income securities rated investment grade, or unrated securities that the portfolio managers believe are of comparable quality;
- buying or selling derivative instruments (such as swaps, including credit default swaps, futures, credit linked notes, options, inverse floaters, and warrants) to use as a substitute for a purchase or sale of a position in the underlying assets and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate or credit risks; and
- utilizing TIPS opportunistically.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

- Debt Securities — Credit Risk
- Debt Securities — Interest Rate Risk

- Derivatives

- Foreign Investing

- Foreign Investing – Emerging Market Investing Risk

- High-Yield/High-Risk Fixed Income Securities (Junk Bonds)

- Inflation Protected Investing

- Market Volatility

- Mortgage-Backed and Asset-Backed Securities

- Portfolio Turnover ~~Risk~~

- Unrated Fixed Income Securities

- U.S. Government Securities

See Exhibit C below for a detailed description of each of these risks.

Comparison of Portfolio Management

Both the Acquired Fund and the Acquiring Fund share the same portfolio managers. See Exhibit D for information about the portfolio managers.

Reorganization of RidgeWorth Seix Corporate Bond Fund into Virtus Seix Corporate Bond Fund

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[a]	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class C Shares	Acquiring Fund (Pro Forma) Class I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	~~4~~3.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[a]	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares
Management Fees	0.40%	0.40%	0.40%
Distribution and Shareholder Servicing (12b-1) Fees	0.30%	1.00%	None
Other Expenses	0.45%	0.43%	0.52%
Total Annual Fund Operating Expenses	1.15%	1.83%	0.92%
Less: Expense Reimbursement	(0.20)%[b]	(0.18)%[b]	(0.22)%[b]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.95%	1.65%	0.70%

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class C Shares	Acquiring Fund (Pro Forma) Class I Shares
Management Fees	0.40%	0.40%	0.40%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None
Other Expenses	0.50%[c]	0.47%[c]	0.62%[c]
Total Annual Fund Operating Expenses	1.15%	1.87%	1.02%
Less: Expense Reimbursement	(0.20)%[d]	(0.22)%[d]	(0.32)%[d]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.95%	1.65%	0.70%

(a) The deferred sales charge is imposed on ~~Class C~~ shares redeemed during the first year only.

(b) RidgeWorth and Seix have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 0.95%, 1.65% and 0.70% for ~~Class~~ A Shares, ~~Class~~ C Shares and ~~Class~~ I ~~s~~Shares, respectively, until at least August 1, 2017.

(c) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(d) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the

Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund – ~~Class~~ A Shares	Sold or Held	$567	$~~763~~804	$1,~~020~~060	$1,~~752~~789
Acquired Fund – ~~Class~~ C Shares	Sold	$268	$~~520~~558	$ ~~937~~974	$2,~~101~~133
	Held	$168	$~~520~~558	$ ~~937~~974	$2,~~101~~133
Acquired Fund – ~~Class~~ I Shares	Sold or Held	$ 72	$~~224~~271	$ ~~441~~488	$1,~~067~~111

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$~~567~~468	$~~784~~688	$~~1,040~~946	$~~1,771~~1,685
Acquiring Fund (Pro Forma) – Class C Shares	Sold	$268	$544	$~~–~~969	$2,153
	Held	$168	$544	$~~–~~969	$2,153
Acquiring Fund (Pro Forma) – Class I Shares	Sold or Held	$ 72	$259	$~~–~~499	$1,188

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 84% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund's investment objective is to seek to maximize long-term total return through a combination of current income and capital appreciation, consistent with capital preservation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in corporate bonds. The Acquiring Fund may count the value of certain derivatives with corporate bond characteristics towards its 80% investment policy. The Acquiring Fund primarily invests in a diversified portfolio of U.S. dollar denominated corporate obligations and other fixed income securities that are rated BBB-/ Baa3 or better or unrated securities that the portfolio managers believe are of comparable quality. There are no limits on the Fund's average-weighted maturity or on the remaining maturities of individual securities in which the Acquiring Fund may invest. The Acquiring Fund may also invest in U.S. Treasury and agency obligations, floating rate loans, and below investment grade, high yield debt obligations (sometimes referred to as "junk bonds"), including emerging market securities. The Acquiring Fund may additionally invest in U.S. dollar denominated obligations of U.S. and non-U.S. issuers.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio managers, who will continue to implement the same strategy as they pursued for the Acquired Fund by:

- attempting to identify investment grade corporate bonds that offer above-average total return;
- seeking out companies with good fundamentals and above-average return prospects that are currently priced at attractive levels;
- primarily assessing an issuer's ability to generate the cash flow required to meet its obligations;

- employing a "bottom-up" approach, identifying investment opportunities based on the underlying financial and economic fundamentals of the specific issuer; and

- buying or selling derivative instruments (such as foreign currency forward contracts, swaps, including credit default swaps, futures, credit linked notes, options, inverse floaters and warrants) to use as a substitute for a purchase or sale of a position in the underlying asset and/or as part of a strategy designed to reduce exposure to reduce exposure to other risks, such interest rate or credit risk.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

- Debt Securities — Credit Risk

- Debt Securities — Interest Rate Risk

- Foreign Investing

- Foreign Investing – Emerging Market Investing Risk

- High-Yield/High-Risk Fixed Income Securities (Junk Bonds)

- Illiquid and Restricted Securities

- Loans

- Market Volatility

- Unrated Fixed Income Securities

- U.S. Government Securities

See Exhibit C below for a detailed description of each of these risks.

Comparison of Portfolio Management

Both the Acquired Fund and the Acquiring Fund share the same portfolio managers. See Exhibit D for information about the portfolio managers.

Reorganization of RidgeWorth Seix Total Return Bond Fund into Virtus Seix Total Return Bond Fund

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ R Shares	Acquired Fund ~~Class~~ I Shares	Acquired Fund ~~Class~~ IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class R Shares	Acquiring Fund (Pro Forma) Class I Shares	Acquiring Fund (Pro Forma) Class IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	~~4~~3.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ R Shares	Acquired Fund ~~Class~~ I Shares	Acquired Fund ~~Class~~ IS Shares
Management Fees	0.24%	0.24%	0.24%	0.24%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	0.50%	None	None
Other Expenses	0.22%	0.33%	0.22%	0.08%
Total Annual Fund Operating Expenses	0.71%	1.07%	0.46%	0.32%

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class R Shares	Acquiring Fund (Pro Forma) Class I Shares	Acquiring Fund (Pro Forma) Class IS Shares
Management Fees	0.24%	0.24%	0.24%	0.24%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	0.50%	None	None
Other Expenses	0.38%[(a)]	0.42%[(a)]	0.36%[(a)]	0.20%[(a)]
Total Annual Fund Operating Expenses	0.87%	1.16%	0.60%	0.44%
Less: Expense Reimbursement	(0.16)%[(b)]	(0.09)%[(b)]	(0.14)%[(b)]	(0.12)%[(b)]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.71%	1.07%	0.46%	0.32%

(a) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(b) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring

Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund – ~~Class~~ A Shares	Sold or Held	$544	$691	$851	$1,316
Acquired Fund – ~~Class~~ R Shares	Sold or Held	$109	$340	$590	$1,306
Acquired Fund – ~~Class~~ I Shares.	Sold or Held	$ 47	$148	$258	$ 579
Acquired Fund – ~~Class~~ IS Shares.	Sold or Held	$ 33	$103	$180	$ 406

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$~~544~~445	$~~708~~611	$~~904~~808	$~~1,468~~1,378
Acquiring Fund (Pro Forma) – Class R Shares	Sold or Held	$109	$350	$621	$1,392
Acquiring Fund (Pro Forma) – Class I Shares.	Sold or Held	$ 47	$163	$306	$ 723
Acquiring Fund (Pro Forma) – Class IS Shares	Sold or Held	$ 33	$116	$222	$ 531

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds’ performance. During the most recent fiscal year, the Acquired Fund’s portfolio turnover rate was 181% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund’s investment objective is to seek to maximize long-term total return through a combination of current income and capital appreciation, consistent with capital preservation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in fixed income securities. The Acquiring Fund may count the value of certain derivatives with investment grade fixed income characteristics towards its 80% investment policy. The Acquiring Fund invests in various types of income-producing debt securities, including mortgage-and asset-backed securities, government and agency obligations, corporate obligations and floating rate loans. The Acquiring Fund may invest in debt obligations of U.S. and non-U.S. issuers, including emerging market debt. The Acquiring Fund’s investment in non-U.S. issuers may at times be significant. There are no limits on the Fund’s average-weighted maturity or on the remaining maturities of individual securities in which the Acquiring Fund may invest. The Acquiring Fund may invest up to 20% of its net assets in below investment grade, high yield debt obligations (sometimes referred to as “junk bonds”). As a result of its investment strategy, the Acquiring Fund’s portfolio turnover rate may be 100% or more.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio managers, who will continue to implement the same strategy as they pursued for the Acquired Fund by:

- choosing securities from the broad universe of available fixed income securities rated investment grade, or unrated securities that the portfolio managers believe are of comparable quality;
- generally selecting a greater weighting in corporate obligations and mortgage-backed securities relative to the Fund’s comparative benchmark and a lower relative weighting in U.S. Treasury and government agency issues; and
- buying or selling derivative instruments (such as foreign currency forward contracts, swaps, including credit default swaps, futures, credit linked notes, options, inverse floaters and warrants) to use as a substitute for a purchase or sale of a position in the underlying assets and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate or credit risks.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

- Debt Securities — Credit Risk

**Reorganization of RidgeWorth Seix U.S. Mortgage Fund
into Virtus Seix U.S. Mortgage Fund**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	2.50%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[(a)]	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class C Shares	Acquiring Fund (Pro Forma) Class I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	2.~~50~~25%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[(a)]	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares
Management Fees	0.40%	0.40%	0.40%
Distribution and Shareholder Servicing (12b-1) Fees	0.20%	1.00%	None
Other Expenses	0.37%	0.27%	0.41%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	0.98%	1.68%	0.82%
Less: Expense Reimbursement	(0.07)%[(b)]	(0.02)%[(b)]	(0.11)%[(b)]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.91%	1.66%	0.71%

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class C Shares	Acquiring Fund (Pro Forma) Class I Shares
Management Fees	0.40%	0.40%	0.40%
Distribution and Shareholder Servicing (12b-1) Fees	0.20%	1.00%	None
Other Expenses	0.49%[(c)]	0.37%[(c)]	0.55%[(c)]
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.10%	1.78%	0.96%
Less: Expense Reimbursement	(0.19)%[(d)]	(0.12)%[(d)]	(0.25)%[(d)]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.91%	1.66%	0.71%

(a) The deferred sales charge is imposed on ~~Class C~~ shares redeemed during the first year only.

(b) RidgeWorth and Seix have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 0.90%, 1.65% and 0.70% for ~~Class~~ A Shares, ~~Class~~ C Shares and Class I ~~s~~Shares, respectively, until at least August 1, 2017.

(c) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(d) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those

expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund – ~~Class~~ A Shares	Sold or Held	$341	$~~533~~548	$~~757~~772	$1,~~402~~415
Acquired Fund – ~~Class~~ C Shares	Sold	$269	$~~523~~528	$~~907~~911	$1,~~982~~985
	Held	$169	$~~523~~528	$~~907~~911	$1,~~982~~985
Acquired Fund – ~~Class~~ I Shares	Sold or Held	$ 73	$~~227~~251	$~~421~~444	$~~ 981~~1,003

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$~~341~~316	$~~553~~529	$~~804~~781	$~~1,522~~1,501
Acquiring Fund (Pro Forma) – Class C Shares	Sold	$269	$536	$941	$2,074
	Held	$169	$536	$941	$2,074
Acquiring Fund (Pro Forma) – Class I Shares.	Sold or Held	$ 73	$255	$481	$1,131

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 223% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund's investment objective is to seek to maximize long-term total return through a combination of current income and capital appreciation, consistent with capital preservation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. government agency mortgage-backed securities, such as the Federal National Mortgage Association ("FNMA"), Government National Mortgage Association ("GNMA") and collateralized mortgage obligations. There are no limits on the Fund's average-weighted maturity or on the remaining maturities of individual securities in which the Acquiring Fund may invest. As a result of its investment strategy, the Acquiring Fund's portfolio turnover rate may be 100% or more.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio managers, who will continue to implement the same strategy as they pursued for the Acquired Fund by:

- attempting to identify mortgage securities expected to perform well in rising and falling markets, such as those which have stable prepayments, call protection, below par prices, and refinancing barriers;
- attempting to reduce the risk that the underlying mortgages are prepaid by focusing on securities believed to be less prone to this risk;
- buying or selling, to a limited extent, derivative instruments (such as credit linked notes, futures, options, inverse floaters, swaps and warrants) to use as a substitute for a purchase or sale of a position in the underlying assets and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate and credit risks; and

- utilizing exchange traded futures to manage interest rate exposure.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

- Debt Securities — Credit Risk

- Debt Securities — Interest Rate Risk

- Derivatives

- Illiquid and Restricted Securities

- Loans

- Market Volatility

- Mortgage-Backed ~~and Asset-Backed~~ Securities

- Portfolio Turnover ~~Risk~~

- Unrated Fixed Income Securities

- U.S. Government Securities

See Exhibit C below for a detailed description of each of these risks.

Comparison of Portfolio Management

Both the Acquired Fund and the Acquiring Fund share the same portfolio managers. See Exhibit D for information about the portfolio managers.

<p style="text-align:center"><u>Reorganization of RidgeWorth Seix Limited Duration Fund
into Virtus Seix Limited Duration Fund</u></p>

<p>Comparison of Current and Pro Forma Expenses</p>

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fee	None
Exchange Fee	None

	Acquiring Fund (Pro Forma) Class I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ I Shares
Management Fees	0.10%
Distribution and Shareholder Servicing (12b-1) Fees	None
Other Expenses	0.35%
Total Annual Fund Operating Expenses	0.45%
Less: Expense Reimbursement	(0.10)%[a]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.35%

	Acquiring Fund (Pro Forma) Class I Shares
Management Fees	0.10%
Distribution and Shareholder Servicing (12b-1) Fees	None
Other Expenses	0.36%[b]
Total Annual Fund Operating Expenses	0.46%
Less: Expense Reimbursement	(0.11)%[c]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.35%

(a) RidgeWorth and Seix have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 0.35% for ~~Class~~ I ~~s~~Shares until at least August 1, 2017.

(b) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(c) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed <u>to cause the Adviser</u> to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	**One Year**	**Three**	**Five Years**	**Ten Years**
Acquired Fund – Class I Shares	Sold or Held	$36	$~~113~~134	$~~220~~242	$~~536~~557
	Share Status	**One Year**	**Three**	**Five Years**	**Ten Years**
Acquiring Fund (Pro Forma) – Class I Shares.	Sold or Held	$36	$125	$235	$557

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 50% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund's investment objective is to seek current income, while preserving liquidity and principal.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will invest in U.S. dollar-denominated, investment grade fixed income securities, including corporate and bank obligations, government securities, and mortgage-and asset-backed securities of U.S. and non-U.S. issuers, rated A or better, or unrated securities believed to be of comparable quality. ~~The Acquiring Fund will maintain an average credit quality of AA and a~~All securities held in the Fund will have interest rate durations of 180 days or less. Duration measures a bond or fund's sensitivity to interest rate changes and is expressed as a number of years or days. The higher the number, the greater the risk. Under normal circumstances, for example, if a portfolio has a duration of 5 years, its value will change by 5% if rates change by 1%. Shorter duration bonds result in lower expected volatility. There are no limits on the Fund's average-weighted maturity or on the remaining maturities of individual securities in which the Acquiring Fund may invest. The Acquiring Fund may retain securities whose ratings fall below credit quality of A if the portfolio managers deem retention of the security to be in the Fund's best interests. The Acquiring Fund's investment in non-U.S. issuers may be at times be significant.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio managers, who will continue to implement the same strategy as they pursued for the Acquired Fund by:

- identifying U.S. dollar-denominated, investment grade fixed income securities that offer high current income while preserving liquidity and principal;

- emphasizing securities within targeted segment of the U.S. dollar-denominated fixed income securities markets and generally focusing on investments with good business prospects, credit strength, stable cash flows and effective management; and

- buying or selling, to a limited extent, derivative instruments (such as credit linked notes, futures, options, inverse floaters, swaps and warrants) to use as a substitute for a purchase or sale of a position in the underlying asset and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate risk and credit risk.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

- Debt Securities — Credit Risk

- Debt Securities — Interest Rate Risk

Reorganization of RidgeWorth Seix Short-Term Bond Fund
into Virtus Seix Short-Term Bond Fund

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	2.50%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[a]	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class C Shares	Acquiring Fund (Pro Forma) Class I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	2.~~50~~25%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[a]	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares
Management Fees	0.40%	0.40%	0.40%
Distribution and Shareholder Servicing (12b-1) Fees	0.20%	1.00%	None
Other Expenses	0.22%	0.18%	0.29%
Total Annual Fund Operating Expenses	0.82%	1.58%	0.69%
Less: Expense Reimbursement	(0.02)%[b]	(0.17)%[b]	(0.09)%[b]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.80%	1.41%	0.60%

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class C Shares	Acquiring Fund (Pro Forma) Class I Shares
Management Fees	0.40%	0.40%	0.40%
Distribution and Shareholder Servicing (12b-1) Fees	0.20%	1.00%	None
Other Expenses	0.33%[c]	0.28%[c]	0.41%[c]
Total Annual Fund Operating Expenses	0.93%	1.68%	0.81%
Less: Expense Reimbursement	(0.13)%[d]	(0.27)%[d]	(0.21)%[d]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.80%	1.41%	0.60%

(a) The deferred sales charge is imposed on ~~Class C~~ shares redeemed during the first year only.

(b) RidgeWorth and Seix have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 0.80%, 1.58% and 0.60% for ~~Class~~ A Shares, ~~Class~~ C Shares and ~~Class~~ I ~~s~~Shares, respectively, until at least August 1, 2017.

(c) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(d) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund – ~~Class~~ A Shares	Sold or Held	$330	$~~499~~503	$~~688~~692	$1,~~232~~236
Acquired Fund – ~~Class~~ C Shares	Sold	$244	$~~446~~482	$~~810~~844	$1,~~833~~864
	Held	$144	$~~446~~482	$~~810~~844	$1,~~833~~864
Acquired Fund – ~~Class~~ I Shares	Sold or Held	$ 61	$~~192~~212	$~~356~~375	$ ~~832~~850

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$~~330~~305	$~~513~~489	$~~726~~703	$~~1,341~~1,318
Acquiring Fund (Pro Forma) – Class C Shares	Sold	$244	$475	$860	$1,941
	Held	$144	$475	$860	$1,941
Acquiring Fund (Pro Forma) – Class I Shares	Sold or Held	$ 61	$215	$407	$ 962

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 87% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund's investment objective to seek to maximize long-term total return through a combination of current income and capital appreciation, consistent with capital preservation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of short- to medium-term investment grade U.S. Treasury, corporate debt, mortgage-backed and asset-backed securities. The Acquiring Fund expects to normally maintain an effective maturity of 3 years or less. The Acquiring Fund may retain securities whose ratings fall below investment grade if the portfolio managers deem retention of the security to be in the Fund's best interests. The Acquiring Fund's investment in non-U.S. issuers may be at times be significant. As a result of its investment strategies~~y~~, the Acquiring Fund's portfolio turnover rate may be 100% or more.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio managers, who will continue to implement the same strategy as they pursued for the Acquired Fund by:

- identifying securities that are expected to offer a comparably better investment return for a given level of risk;
- managing from a total return perspective;
- making day-to-day investment decisions with a view towards maximizing returns;

**Reorganization of RidgeWorth Seix U.S. Government Securities Ultra-Short Bond Fund
into Virtus Seix U.S. Government Securities Ultra-Short Bond Fund**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ I Shares	Acquired Fund ~~Class~~ IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None
Exchange Fee	None	None

	Acquiring Fund (Pro Forma) Class I Shares	Acquiring Fund (Pro Forma) Class IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None
Exchange Fee	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ I Shares	Acquired Fund ~~Class~~ IS Shares
Management Fees	0.19%	0.19%
Distribution and Shareholder Servicing (12b-1) Fees	None	None
Other Expenses	0.22%	0.07%
Total Annual Fund Operating Expenses	0.41%	0.26%

	Acquiring Fund (Pro Forma) Class I Shares	Acquiring Fund (Pro Forma) Class IS Shares
Management Fees	0.19%	0.19%
Distribution and Shareholder Servicing (12b-1) Fees	None	None
Other Expenses	0.38%[a]	0.20%[a]
Total Annual Fund Operating Expenses	0.57%	0.39%
Less: Expense Reimbursement	(0.16)%[b]	(0.13)%[b]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.41%	0.26%

(a) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(b) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your*

actual costs may be higher or lower.

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund ~~Class~~ I Shares.	Sold or Held	$42	$132	$230	$518
Acquired Fund ~~Class~~ IS Shares.	Sold or Held	$27	$ 84	$146	$331

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) – Class I Shares.	Sold or Held	$42	$150	$286	$682
Acquiring Fund (Pro Forma) – Class IS Shares.	Sold or Held	$27	$ 98	$192	$467

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 52% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

<u>*Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks*</u>

Each Fund's investment objective is to seek to maximize current income consistent with capital preservation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in short duration U.S. government securities of any credit quality. The Acquiring Fund may invest in securities including, but not limited to, U.S. Treasury securities, U.S. agency securities, U.S. agency mortgage-backed securities, repurchase agreements and other U.S. government securities. The Acquiring Fund expects to maintain an average effective duration between 3 months and 1 year. Duration measures a bond or fund's sensitivity to interest rate changes and is expressed as a number of years or days. The higher the number, the greater the risk. Under normal circumstances, for example, if a portfolio has a duration of 5 years, its value will change by 5% if rates change by 1%. Shorter duration bonds result in lower expected volatility. Individual purchases generally will be limited to securities with an effective duration of less than 5 years.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio managers, who will continue to implement the same strategy as they pursued for the Acquired Fund by:

• attempting to maximize income by identifying securities offering an acceptable yield for a given maturity; ~~and~~

• utilizing U.S. Treasury securities futures as a vehicle to adjust duration and manage interest rate exposure; and

• buying or selling derivative instruments (such as swaps, including credit default swaps, futures and options) to use as a substitute for a purchase or sale of a position in the underlying assets and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate risk.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

• Debt Securities — Credit Risk

• Debt Securities — Interest Rate Risk

• Derivatives

• Market Volatility

• Mortgage-Backed ~~and Asset-Backed~~ Securities

• Short-Term Investments

• U.S. Government Securities

See Exhibit C below for a detailed description of each of these risks.

<u>*Comparison of Portfolio Management*</u>

Both the Acquired Fund and the Acquiring Fund share the same portfolio managers. See Exhibit D for information about the

**Reorganization of RidgeWorth Seix Ultra-Short Bond Fund
into Virtus Seix Ultra-Short Bond Fund**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ I **Shares**
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fee	None
Exchange Fee	None

	Acquiring Fund (Pro Forma) Class I **Shares**
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ I **Shares**
Management Fees	0.22%
Distribution and Shareholder Servicing (12b-1) Fees	None
Other Expenses	0.18%
Total Annual Fund Operating Expenses	0.40%

	Acquiring Fund (Pro Forma) Class I **Shares**
Management Fees	0.22%
Distribution and Shareholder Servicing (12b-1) Fees	None
Other Expenses	0.31%[(a)]
Total Annual Fund Operating Expenses	0.53%
Less: Expense Reimbursement	(0.13)%[(b)]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.40%

(a) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(b) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund – ~~Class~~ I Shares.	Sold or Held	$41	$128	$224	$505

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) – Class I Shares.	Sold or Held	$41	$143	$270	$639

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 59% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

<u>*Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks*</u>

Each Fund's investment objective is to seek to maximize current income consistent with capital preservation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in short duration fixed income securities. The Acquiring Fund may invest in securities including, but not limited to, U.S. Treasury and agency securities, obligations of supranational entities and foreign governments, domestic and foreign-corporate debt obligations, ~~taxable municipal debt securities,~~ and mortgage-backed and asset-backed securities~~, and repurchase agreements~~. The Acquiring Fund's investment in foreign issuers may at times be significant. The Acquiring Fund normally expects to maintain an average effective duration between 3 months and 1 year. Individual purchases generally will be limited to <u>investment-grade</u> securities with an effective duration of less than 5 years. The Acquiring Fund may retain securities whose ratings fall below investment grade <u>(sometimes referred to as "junk bonds")</u> if the portfolio managers deem retention of the security to be in the Fund's best interests.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio managers, who will continue to implement the same strategy as they pursued for the Acquired Fund by:

- attempting to maximize income by identifying securities that offer an acceptable yield for a given level of credit risk and maturity;

- attempting to identify short duration securities that offer comparably better return potential and yield than money market funds; and

- buying or selling derivative instruments (such as swaps, including credit default swaps, futures and options) to use as a substitute for a purchase or sale of a position in the underlying assets and/or as part of a strategy designed to reduce exposure to other risks, such as credit and interest rate risk.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

- Debt Securities — Credit Risk

- Debt Securities — Interest Rate Risk

- Derivatives

- Foreign Investing

- Illiquid and Restricted Securities

- Market Volatility

- Mortgage-Backed and Asset-Backed Securities

- Short-Term Investments

- Unrated Fixed Income Securities

- U.S. Government Securities

Reorganization of RidgeWorth Seix Floating Rate High Income Fund into Virtus Seix Floating Rate High Income Fund

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares	Acquired Fund ~~Class~~ IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	2.50%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[(a)]	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class C Shares	Acquiring Fund (Pro Forma) Class I Shares	Acquiring Fund (Pro Forma) Class IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	2.~~50~~75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[(a)]	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares	Acquired Fund ~~Class~~ IS Shares
Management Fees	0.41%	0.41%	0.41%	0.41%
Distribution and Shareholder Servicing (12b-1) Fees	0.30%	1.00%	None	None
Other Expenses	0.24%	0.12%	0.23%	0.12%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	0.96%	1.54%	0.65%	0.54%

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class C Shares	Acquiring Fund (Pro Forma) Class I Shares	Acquiring Fund (Pro Forma) Class IS Shares
Management Fees	0.41%	0.41%	0.41%	0.41%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses	0.38%[(b)]	0.24%[(c)]	0.39%[(b)]	0.24%[(b)]
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.05%	1.66%	0.81%	0.66%
Less: Expense Reimbursement	(0.09)%[(c)]	(0.12)%[(c)]	(0.16)%[(c)]	(0.12)%[(c)]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.96%	1.54%	0.65%	0.54%

(a) The deferred sales charge is imposed on ~~Class C~~ shares redeemed during the first year only.

(b) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(c) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund – ~~Class~~ A Shares	Sold or Held	$345	$548	$768	$1,399
Acquired Fund – ~~Class~~ C Shares	Sold	$257	$486	$839	$1,835
	Held	$157	$486	$839	$1,835
Acquired Fund – ~~Class~~ I Shares	Sold or Held	$ 66	$208	$362	$ 810
Acquired Fund – ~~Class~~ IS Shares	Sold or Held	$ 55	$173	$302	$ 677

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$~~345~~370	$~~559~~582	$~~801~~821	$~~1,494~~1,506
Acquiring Fund (Pro Forma) – Class C Shares	Sold	$257	$500	$882	$1,954
	Held	$157	$500	$882	$1,954
Acquiring Fund (Pro Forma) – Class I Shares	Sold or Held	$ 66	$226	$417	$ 971
Acquiring Fund (Pro Forma) – Class IS Shares	Sold or Held	$ 55	$188	$347	$ 809

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 33% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund's investment objective is to attempt to provide a high level of current income.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in a combination of first- and second-lien senior floating rate loans and other floating rate debt securities. These loans are loans made by banks and other large financial institutions to various companies and are senior in the borrowing companies' capital structure. Coupon rates are generally floating, not fixed, and are tied to a benchmark lending rate like the London Interbank Offered Rate ("LIBOR") or set at a specified floor, whichever is higher. The Acquiring Fund may count the value of certain derivatives with floating rate debt or high yield bond characteristics towards its 80% investment policy. The Acquiring Fund invests all or substantially all of its assets in floating rate loans and debt securities that are rated below investment grade by Merrill Composite Rating (sometimes referred to as "junk bonds") or in comparable unrated securities. The Acquiring Fund may also invest up to 20% of its net assets in any combination of junior debt securities or securities with a lien on collateral lower than a senior claim on collateral, high yield fixed-rate bonds, investment grade fixed income debt obligations, asset-backed securities (such as special purpose trusts investing in bank loans), money market securities and repurchase agreements. The Acquiring Fund may invest no more than 25% of its total assets in revolving senior loans. The Acquiring Fund may also invest up to 20% of its total assets in senior loans made to non-U.S. borrowers, provided that no more than 5% of the portfolio's loans are non-U.S. dollar denominated. There are no limits on the Fund's average-weighted maturity or on the remaining maturities of individual securities in which the Acquiring Fund may invest.

The Acquiring Fund may borrow an amount up to 33 1/3% of its total assets (including the amount borrowed). The Acquiring Fund may borrow for investment purposes, to meet redemption requests and for temporary, extraordinary or emergency purposes.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio managers, who will continue to implement the same strategy as they pursued for the Acquired Fund by:

- emphasizing loans and securities rated below investment grade, within the segment of the targeted high yield market, or unrated loans or securities that the portfolio managers believe are of comparable quality;

- buying or selling derivative instruments (such as swaps, including credit default swaps, futures, credit linked notes, options and warrants) to use as a substitute for a purchase or sale of a position in the underlying assets and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate or credit risks.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

- Asset-backed Securities

- Debt Securities — Credit Risk

- Debt Securities — Interest Rate Risk

- Derivatives

- Foreign Investing

- High-Yield/High-Risk Fixed Income Securities (Junk Bonds)

- Illiquid and Restricted Securities

- Leverage

- Loans

- Market Volatility

- Unrated Fixed Income Securities

- U.S. Government Securities

See Exhibit C below for a detailed description of each of these risks.

Comparison of Portfolio Management

Both the Acquired Fund and the Acquiring Fund share the same portfolio managers. See Exhibit D for information about the portfolio managers.

**Reorganization of RidgeWorth Seix High Income Fund
into Virtus Seix High Income Fund**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ R Shares	Acquired Fund ~~Class~~ I Shares	Acquired Fund ~~Class~~ IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class R Shares	Acquiring Fund (Pro Forma) Class I Shares	Acquiring Fund (Pro Forma) Class IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	~~4~~3.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ R Shares	Acquired Fund ~~Class~~ I Shares	Acquired Fund ~~Class~~ I Shares
Management Fees	0.55%	0.55%	0.55%	0.55%
Distribution and Shareholder Servicing (12b-1) Fees	0.30%	0.50%	None	None
Other Expenses	0.20%	0.19%	0.26%	0.10%
Total Annual Fund Operating Expenses	1.05%	1.24%	0.81%	0.65%
Less: Expense Reimbursement	0.00%[(a)]	0.00%[(a)]	(0.01)%[(a)]	0.00%[(a)]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.05%	1.24%	0.80%	0.65%

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class R Shares	Acquiring Fund (Pro Forma) Class I Shares	Acquiring Fund (Pro Forma) Class IS Shares
Management Fees	0.55%	0.55%	0.55%	0.55%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	0.50%	None	None
Other Expenses	0.35%[(b)]	0.29%[(b)]	0.39%[(b)]	0.22%[(b)]
Total Annual Fund Operating Expenses	1.15%	1.34%	0.94%	0.77%
Less: Expense Reimbursement	(0.10)%[(c)]	(0.10)%[(c)]	(0.14)%[(c)]	(0.12)%[(c)]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.05%	1.24%	0.80%	0.65%

(a) RidgeWorth and Seix have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 1.10%, 1.50%, 0.85% and 0.70% for ~~Class~~ A Shares, ~~Class~~ R Shares, ~~Class~~ I Shares and ~~Class~~ IS ~~s~~Shares, respectively, until at least August 1, 2017.

(b) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(c) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the

expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	**One Year**	**Three**	**Five Years**	**Ten Years**
Acquired Fund –~~Class~~ A Shares	Sold or Held	$577	$793	$1,027	$1,697
Acquired Fund –~~Class~~ R Shares	Sold or Held	$126	$393	$ 681	$1,500
Acquired Fund –~~Class~~ I Shares	Sold or Held	$ 82	$~~255~~258	$ ~~447~~449	$~~999~~1,001
Acquired Fund –~~Class~~ IS Shares	Sold or Held	$ 66	$208	$ 362	$ 810

	Share Status	**One Year**	**Three**	**Five Years**	**Ten Years**
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$~~577~~478	$~~804~~707	$~~1,059~~965	$~~1,789~~1,702
Acquiring Fund (Pro Forma) – Class R Shares	Sold or Held	$126	$404	$ 714	$1,595
Acquiring Fund (Pro Forma) – Class I Shares	Sold or Held	$ 82	$271	$ 492	$1,128
Acquiring Fund (Pro Forma) – Class IS Shares	Sold or Held	$ 66	$221	$ 404	$ 931

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 77% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund's investment objective is to seek high current income and, secondarily, total return (comprised of capital appreciation and income).

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will invest at least 65%, and may invest up to 100%, of its net assets in securities rated below investment grade by the Merrill Composite Rating or in unrated securities that are believed to be of comparable quality, commonly known as "junk bonds." The Acquiring Fund may count the value of certain derivatives with below investment grade fixed income characteristics towards its 65% investment policy. The Acquiring Fund invests primarily in a diversified portfolio of higher yielding, lower-rated income-producing debt instruments, including corporate obligations, floating rate loans and other debt obligations. The Acquiring Fund may invest in debt obligations of U.S. and non-U.S. issuers, including emerging market corporate debt. The Acquiring Fund's investment in non-U.S. issuers may at times be significant. There are no limits on the Fund's average-weighted maturity or on the remaining maturities of individual securities in which the Acquiring Fund may invest. As a result of its investment strategy, the Acquiring Fund's portfolio turnover rate may be 100% or more.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio managers, who will continue to implement the same strategy as they pursued for the Acquired Fund by:

- employing a research driven process designed to identify value areas within the high yield market;
- identifying securities that are generally meet the following criteria: (i) industries that have sound fundamentals; (ii) companies that have good business prospects and increasing credit strength; and (iii) issuers with stable or growing cash flows and effective management; and
- buying or selling derivative instruments (such as foreign currency forward contracts, swaps, including credit default swaps, futures, credit linked notes, options, inverse floaters and warrants) to use as a substitute for a purchase or sale of a position

**Reorganization of RidgeWorth Seix High Yield Fund
into Virtus Seix High Yield Fund**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ R Shares	Acquired Fund ~~Class~~ I Shares	Acquired Fund ~~Class~~ IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class R Shares	Acquiring Fund (Pro Forma) Class I Shares	Acquiring Fund (Pro Forma) Class IS Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	~~4~~3.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fee	None	None	None	None
Exchange Fee	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ R Shares	Acquired Fund ~~Class~~ I Shares	Acquired Fund ~~Class~~ IS Shares
Management Fees	0.45%	0.45%	0.45%	0.45%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	0.50%	None	None
Other Expenses	0.12%	0.10%	0.19%	0.09%
Acquired Fund Fees and Expenses.	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	0.83%	1.06%	0.65%	0.55%

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class R Shares	Acquiring Fund (Pro Forma) Class I Shares	Acquiring Fund (Pro Forma) Class IS Shares
Management Fees	0.45%	0.45%	0.45%	0.45%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	0.50%	None	None
Other Expenses	0.31%[a]	0.22%[a]	0.31%[a]	0.21%[a]
Acquired Fund Fees and Expenses.	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.02%	1.18%	0.77%	0.67%
Less: Expense Reimbursement	(0.19)%[b]	(0.12)%[b]	(0.12)%[b]	(0.12)%[b]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.83%	1.06%	0.65%	0.55%

(a) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(b) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund – ~~Class~~ A Shares	Sold or Held	$556	$727	$914	$1,452
Acquired Fund – ~~Class~~ R Shares	Sold or Held	$108	$337	$585	$1,294
Acquired Fund – ~~Class~~ I Shares.	Sold or Held	$ 66	$208	$362	$ 810
Acquired Fund – ~~Class~~ IS Shares.	Sold or Held	$ 56	$176	$307	$ 689

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$~~556~~457	$~~747~~650	$~~975~~881	$~~1,630~~1,542
Acquiring Fund (Pro Forma) – Class R Shares	Sold or Held	$108	$350	$625	$1,410
Acquiring Fund (Pro Forma) – Class I Shares.	Sold or Held	$ 66	$221	$404	$ 931
Acquiring Fund (Pro Forma) – Class IS Shares.	Sold or Held	$ 56	$190	$349	$ 811

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 76% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund's investment objective is to seek high income and, secondarily, capital appreciation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in high yield securities. These securities will be chosen from a broad universe of available U.S. dollar denominated, high yield securities rated below investment grade by either the Merrill Composite Rating or unrated securities believed to be of comparable quality, commonly known as "junk bonds." The Acquiring Fund may count the value of certain derivatives with below investment grade fixed income characteristics towards its 80% investment policy. The Acquiring Fund normally invests in various types of lower-rated, higher yielding debt instruments, including corporate obligations, floating rate loans and other debt obligations. The Acquiring Fund may invest in debt obligations of U.S. and non-U.S. issuers, including emerging market debt. The Acquiring Fund's investment in non-U.S. issuers may at times be significant. The Acquiring Fund may invest up to 20% of its net assets in investment grade securities. The Acquiring Fund will be managed with a duration that is close to its comparative benchmark, the Merrill Lynch U.S. High Yield BB/B Rated Constrained Index, which is generally between 3 and 6 years. Duration measures a bond or fund's sensitivity to interest rate changes and is expressed as a number of years or days. The higher the number, the greater the risk. Under normal circumstances, for example, if a portfolio has a duration of 5 years, its value will change by 5% if rates change by 1%. Shorter duration bonds result in lower expected volatility.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio managers, who will continue to implement the same strategy as they pursued for the Acquired Fund by:

- employing a research driven process designed to identify value areas within the high yield market;
- attempting to identify lower-rated, higher yielding bonds offering above-average return;
- emphasizing securities which are within the segment of the high yield market targeted for emphasis, which are "BB" and "B" rated issues;
- seeking to identify securities that generally meet the following criteria: (i) industries that have sound fundamentals, (ii) companies that have good business prospects and increasing credit strength and (iii) issuers with stable or growing cash flows and effective management; and

**Reorganization of RidgeWorth Seix Georgia Tax-Exempt Bond Fund
into Virtus Seix Georgia Tax-Exempt Bond Fund**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A **Shares**	Acquired Fund ~~Class~~ I **Shares**
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None
Exchange Fee	None	None

	Acquiring Fund (Pro Forma) Class A **Shares**	Acquiring Fund (Pro Forma) Class I **Shares**
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	~~4~~2.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None
Exchange Fee	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A **Shares**	Acquired Fund ~~Class~~ I **Shares**
Management Fees	0.50%	0.50%
Distribution and Shareholder Servicing (12b-1) Fees	0.15%	None
Other Expenses	0.11%	0.20%
Total Annual Fund Operating Expenses	0.76%	0.70%
Less: Expense Reimbursement	(0.00)%[a]	(0.05)%[a]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.76%	0.65%

	Acquiring Fund (Pro Forma) Class A **Shares**	Acquiring Fund (Pro Forma) Class I **Shares**
Management Fees	0.50%	0.50%
Distribution and Shareholder Servicing (12b-1) Fees	0.15%	None
Other Expenses	0.23%[b]	0.32%[b]
Total Annual Fund Operating Expenses	0.88%	0.82%
Less: Expense Reimbursement	(0.12)%[c]	(0.17)%[c]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.76%	0.65%

(a) RidgeWorth and Seix have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 0.80% and 0.65% for ~~Class~~ A Shares and ~~Class~~ I ~~s~~Shares, respectively, until at least August 1, 2017.

(b) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(c) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund — ~~Class~~ A Shares	Sold or Held	$549	$706	$877	$1,372
Acquired Fund — ~~Class~~ I Shares.	Sold or Held	$ 66	$~~208~~219	$~~374~~385	$ ~~856~~866

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$~~549~~350	$~~719~~524	$~~916~~726	$~~1,486~~1,307
Acquiring Fund (Pro Forma) – Class I Shares.	Sold or Held	$ 66	$227	$421	$ 981

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 41% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

<u>*Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks*</u>

Each Fund's investment objective is to seek current income exempt from federal and state income taxes for Georgia residents consistent with capital preservation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in municipal securities with income exempt from U.S. federal and Georgia state income taxes. Issuers of these securities can be located in Georgia, Puerto Rico and other U.S. territories and possessions. The Acquiring Fund invests in securities rated investment grade or believed to be of comparable quality. The Acquiring Fund may retain securities if the rating of the security falls below investment grade and the portfolio manager deems retention of the security to be in the Fund's best interests. The Acquiring Fund may invest up to 20% of its assets in securities subject to the U.S. federal alternative minimum tax. The Acquiring Fund may also invest a portion of it net assets in certain taxable debt securities. The Acquiring Fund has no limits on its average-weighted maturity or on the remaining maturities of individual securities in which the Acquiring Fund may invest.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio manager, who will continue to implement the same strategy as he pursued for the Acquired Fund by:

- managing risk as much as possible;

- attempting to invest more of the Fund's assets in undervalued market sectors and less in overvalued sectors taking into consideration maturity, sector, credit, state and supply demand levels;

- trying to diversify the Fund's holdings within the State of Georgia; and

- attempting to identify and invest in municipal issuers with improving credit and avoiding those with deteriorating credit.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

- Debt Securities — Credit Risk

- Debt Securities — Interest Rate Risk

- Geographic Concentration ~~Risk~~

- Market Volatility

**Reorganization of RidgeWorth Seix High Grade Municipal Bond Fund
into Virtus Seix High Grade Municipal Bond Fund**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None
Exchange Fee	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	~~4~~2.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None
Exchange Fee	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ I Shares
Management Fees	0.50%	0.50%
Distribution and Shareholder Servicing (12b-1) Fees	0.15%	None
Other Expenses	0.15%	0.20%
Acquired Fund Fees and Expenses.	0.02%	0.02%
Total Annual Fund Operating Expenses	0.82%	0.72%
Less: Expense Reimbursement	0.00%[a]	(0.05)%[a]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.82%	0.67%

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class I Shares
Management Fees	0.50%	0.50%
Distribution and Shareholder Servicing (12b-1) Fees	0.15%	None
Other Expenses	0.27%[b]	0.30%[b]
Acquired Fund Fees and Expenses.	0.02%	0.02%
Total Annual Fund Operating Expenses	0.94%	0.82%
Less: Expense Reimbursement	(0.12)%[c]	(0.15)%[c]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.82%	0.67%

(a) RidgeWorth and Seix have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 0.80% and 0.65% for ~~Class~~ A Shares and Class I ~~s~~Shares, respectively, until at least August 1, 2017.

(b) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(c) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund —Class A Shares	Sold or Held	$555	$724	$908	$1,440
Acquired Fund —Class I Shares...................................	Sold or Held	$ 68	$~~214~~225	$~~385~~396	$ ~~880~~890

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$~~555~~356	$~~737~~542	$~~947~~757	$~~1,553~~1,376
Acquiring Fund (Pro Forma) – Class I Shares........................	Sold or Held	$ 68	$231	$425	$ 985

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 171% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

<u>*Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks*</u>

Each Fund's investment objective is to seek to maximize total return through (i) current income that is exempt from federal income taxes and (ii) capital appreciation consistent with capital preservation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in investment grade municipal securities, including securities subject to the U.S. federal alternative minimum tax, with income exempt from regular U.S. federal income tax. The Acquiring Fund may invest its remaining assets in cash, cash equivalents and certain taxable debt securities. <u>There are no limits on the Acquiring Fund's average-weighted maturity or on the remaining maturities of individual securities in which the Acquiring Fund may invest.</u> The Acquiring Fund may retain securities if the rating of the security falls below investment grade and the portfolio manager deems retention of the security to be in the Fund's best interests. As a result of its investment strategy, the Acquiring Fund's portfolio turnover rate may be 100% or more.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio manager, who will continue to implement the same strategy as he pursued for the Acquired Fund by:

• managing risk as much as possible;

• attempting to invest more of the Fund's assets in undervalued municipal securities and less in overvalued municipal securities taking into consideration maturity, sector, credit, state and supply demand levels; and

• attempting to identify and invest in municipal issuers with improving credit and avoiding those with deteriorating credit.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

• Debt Securities — Credit Risk

• Debt Securities — Interest Rate Risk

• Market Volatility

• Municipal Bond Market

Reorganization of RidgeWorth Seix Investment Grade Tax-Exempt Bond Fund into Virtus Seix Investment Grade Tax-Exempt Bond Fund

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None
Exchange Fee	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	~~4~~2.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None
Exchange Fee	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ I Shares
Management Fees	0.49%	0.49%
Distribution and Shareholder Servicing (12b-1) Fees	0.30%	None
Other Expenses	0.13%	0.20%
Acquired Fund Fees and Expenses	0.01%	0.01%
Total Annual Fund Operating Expenses	0.93%	0.70%
Less: Expense Reimbursement	(0.12)%[(a)]	(0.04)%[(a)]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.81%	0.66%

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class I Shares
Management Fees	0.49%	0.49%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	None
Other Expenses	0.26%[(b)]	0.34%[(b)]
Acquired Fund Fees and Expenses	0.01%	0.01%
Total Annual Fund Operating Expenses	1.01%	0.84%
Less: Expense Reimbursement	(0.20)%[(c)]	(0.18)%[(c)]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.81%	0.66%

(a) RidgeWorth and Seix have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 0.80% and 0.65% for ~~Class~~ A Shares and Class I ~~s~~Shares, respectively, until at least August 1, 2017.

(b) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(c) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund ~~– Class~~ A Shares	Sold or Held	$554	$~~721~~746	$~~930~~954	$1,~~530~~533
Acquired Fund ~~– Class~~ I Shares	Sold or Held	$ 67	$~~211~~220	$~~377~~386	$ ~~859~~867

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$~~554~~355	$~~742~~548	$~~968~~779	$~~1,617~~1,441
Acquiring Fund (Pro Forma) – Class I Shares	Sold or Held	$ 67	$231	$430	$1,003

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 139% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund's investment objective is to seek to maximize high total return through (i) current income that is exempt from federal income taxes and (ii) capital appreciation consistent with capital preservation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in investment grade tax-exempt obligations, such as municipal securities. The issuers of these securities may be located in any U.S. state, territory or possession. The Acquiring Fund may invest up to 20% of its assets in securities subject to the U.S. federal alternative minimum tax. The Acquiring Fund may also invest a portion of its net assets in certain taxable debt securities. As a result of its investment strategy, the Acquiring Fund's portfolio turnover rate may be 100% or more. The Acquiring Fund may retain securities if the rating of the security falls below investment grade and the portfolio manager deems retention of the security to be in the Fund's best interests. It is anticipated that the Acquiring Fund's average-weighted maturity will range from 4 to 10 years but there is no limit on the maturities of individual securities in which the Acquiring Fund may invest.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio manager, who will continue to implement the same strategy as he pursued for the Acquired Fund by:

- managing risk as much as possible;
- attempting to invest more of the Fund's assets in undervalued municipal securities and less in overvalued municipal securities taking into consideration maturity, sector, credit, state and supply demand levels; and
- attempting to identify and invest in municipal issuers with improving credit and avoiding those with deteriorating credit, while focusing on securities rated investment grade, or unrated securities that the portfolio manager believes are of comparable quality.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

- Debt Securities — Credit Risk
- Debt Securities — Interest Rate Risk
- Market Volatility

**Reorganization of RidgeWorth Seix North Carolina Tax-Exempt Bond Fund
into Virtus Seix North Carolina Tax-Exempt Bond Fund**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None
Exchange Fee	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	~~4~~2.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None
Exchange Fee	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ I Shares
Management Fees	0.50%	0.45%
Distribution and Shareholder Servicing (12b-1) Fees	0.15%	None
Other Expenses	0.19%	0.24%
Acquired Fund Fees and Expenses.	0.01%	0.01%
Total Annual Fund Operating Expenses	0.85%	0.75%
Less: Expense Reimbursement	(0.04)%[a]	(0.09)%[a]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.81%	0.66%

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class I Shares
Management Fees	0.50%	0.50%
Distribution and Shareholder Servicing (12b-1) Fees	0.15%	None
Other Expenses	0.26%[b]	0.34%[b]
Acquired Fund Fees and Expenses.	0.01%	0.01%
Total Annual Fund Operating Expenses	0.92%	0.85%
Less: Expense Reimbursement	(0.11)%[c]	(0.19)%[c]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.81%	0.66%

(a) RidgeWorth and Seix have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 0.80% and 0.65% for ~~Class~~ A Shares and ~~Class~~ I ~~s~~Shares, respectively, until at least August 1, 2017.

(b) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(c) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	**One Year**	**Three**	**Five Years**	**Ten Years**
Acquired Fund – ~~Class~~ A Shares	Sold or Held	$554	$~~721~~730	$~~912~~920	$1,~~463~~471
Acquired Fund – ~~Class~~ I Shares	Sold or Held	$ 67	$~~211~~231	$~~389~~408	$ ~~904~~922

	Share Status	**One Year**	**Three**	**Five Years**	**Ten Years**
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$~~554~~355	$~~733~~538	$~~939~~749	$~~1,533~~1,355
Acquiring Fund (Pro Forma) – Class I Shares	Sold or Held	$ 67	$232	$433	$1,013

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 42% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund's investment objective is to seek current income exempt from federal and state income taxes for North Carolina residents consistent with capital preservation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in municipal securities with income exempt from U.S. federal and North Carolina state income taxes. The issuers of these securities can be located in North Carolina, Puerto Rico and other U.S. territories and possessions. The Acquiring Fund invests in securities rated investment grade or that are believed to be of comparable quality. The Acquiring Fund may retain securities if the rating of the security falls below investment grade and the portfolio manager deems retention of the security to be in the Fund's best interests. The Acquiring Fund may invest up to 20% of its assets in securities subject to the U.S. federal alternative minimum tax. The Acquiring Fund may also invest a portion of it net assets in certain taxable debt securities. The Acquiring Fund has no limits on its average-weighted maturity or on the remaining maturities of individual securities in which the Acquiring Fund may invest.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio manager, who will continue to implement the same strategy as he pursued for the Acquired Fund by:

- managing risk as much as possible;
- attempting to invest more of the Fund's assets in undervalued market sectors and less in overvalued sectors taking into consideration maturity, sector, credit, state and supply demand levels;
- trying to diversify the Fund's holdings within the State of North Carolina; and
- attempting to identify and invest in municipal issuers with improving credit and avoiding those with deteriorating credit.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

- Debt Securities — Credit Risk
- Debt Securities — Interest Rate Risk

**Reorganization of RidgeWorth Seix Short-Term Municipal Bond Fund
into Virtus Seix Short-Term Municipal Bond Fund**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	2.50%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None
Exchange Fee	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	2.~~50~~25%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None
Exchange Fee	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ I Shares
Management Fees	0.35%	0.35%
Distribution and Shareholder Servicing (12b-1) Fees	0.15%	None
Other Expenses	0.24%	0.30%
Acquired Fund Fees and Expenses.	0.01%	0.01%
Total Annual Fund Operating Expenses	0.75%	0.66%
Less: Expense Reimbursement	(0.06)%[a]	(0.17)%[a]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.69%	0.49%

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class I Shares
Management Fees	0.35%	0.35%
Distribution and Shareholder Servicing (12b-1) Fees	0.15%	None
Other Expenses	0.37%[b]	0.49%[b]
Acquired Fund Fees and Expenses.	0.01%	0.01%
Total Annual Fund Operating Expenses	0.88%	0.85%
Less: Expense Reimbursement	(0.19)%[c]	(0.36)%[c]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.69%	0.49%

(a) RidgeWorth and Seix have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 0.68% and 0.48% for ~~Class~~ A Shares and ~~Class~~ I ~~s~~Shares, respectively, until at least August 1, 2017.

(b) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(c) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund ~~—Class~~ A Shares.	Sold or Held	$319	$~~465~~478	$~~638~~651	$1,~~140~~152
Acquired Fund ~~—Class~~ I Shares.	Sold or Held	$ 50	$~~157~~194	$~~314~~351	$ ~~771~~806

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) – Class A Shares.	Sold or Held	$~~319~~294	$~~486~~461	$~~688~~664	$~~1,272~~1,250
Acquiring Fund (Pro Forma) – Class I Shares.	Sold or Held	$ 50	$197	$399	$ 980

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds’ performance. During the most recent fiscal year, the Acquired Fund’s portfolio turnover rate was 82% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund’s investment objective is to seek to maximize total return through (i) current income that is exempt from federal income taxes and (ii) capital appreciation consistent with capital preservation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in municipal securities, including securities subject to the U.S. federal alternative minimum tax, with the income exempt from regular U.S. federal income tax. The Acquiring Fund invests primarily in investment grade municipal securities or in unrated securities believed to be of comparable quality. The issuers of these securities may be located in any U.S. state, territory or possession. The Acquiring Fund may also invest a portion of its net assets in certain taxable debt securities. The Acquiring Fund may retain securities if the rating of the security falls below investment grade and the portfolio managers deem retention of the security to be in the Fund’s best interests. The Acquiring Fund expects that it will maintain an effective maturity of 3 years or less.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio managers, who will continue to implement the same strategy as they pursued for the Acquired Fund by:

- managing risk as much as possible;
- attempting to invest more of the Fund’s assets in undervalued municipal securities and less in overvalued municipal securities taking into consideration maturity, sector, credit, state and supply demand levels; and
- attempting to identify and invest in municipal issuers with improving credit and avoiding those with deteriorating credit.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

- Debt Securities — Credit Risk
- Debt Securities — Interest Rate Risk
- Market Volatility
- Municipal Bond Market

**Reorganization of RidgeWorth Seix Virginia Intermediate Municipal Bond Fund
into Virtus Seix Virginia Intermediate Municipal Bond Fund**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund Class A Shares	Acquired Fund Class I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None
Exchange Fee	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	42.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None
Exchange Fee	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund Class A Shares	Acquired Fund Class I Shares
Management Fees	0.50%	0.50%
Distribution and Shareholder Servicing (12b-1) Fees	0.15%	None
Other Expenses	0.14%	0.21%
Acquired Fund Fees and Expenses.	0.01%	0.01%
Total Annual Fund Operating Expenses	0.80%	0.72%
Less: Expense Reimbursement	0.00%[(a)]	(0.06)%[(a)]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.80%	0.66%

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class I Shares
Management Fees	0.50%	0.50%
Distribution and Shareholder Servicing (12b-1) Fees	0.15%	None
Other Expenses	0.25%[(b)]	0.24%[(b)]
Acquired Fund Fees and Expenses.	0.01%	0.01%
Total Annual Fund Operating Expenses	0.91%	0.75%
Less: Expense Reimbursement	(0.11)%[(c)]	(0.09)%[(c)]
Total Annual Fund Operating Expenses After Expense Reimbursement	0.80%	0.66%

(a) RidgeWorth and Seix have contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 0.80% and 0.65% for Class A Shares and Class I sShares, respectively, until at least August 1, 2017.

(b) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(c) Effective immediately after the Reorganization, the AdviserVirtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund ~~– Class~~ A Shares	Sold or Held	$553	$718	$898	$1,418
Acquired Fund ~~– Class~~ I Shares	Sold or Held	$ 67	$~~211~~224	$~~382~~395	$ ~~877~~889

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$~~553~~354	$~~730~~535	$~~934~~744	$~~1,522~~1,344
Acquiring Fund (Pro Forma) – Class I Shares.	Sold or Held	$ 67	$221	$399	$ 913

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds’ performance. During the most recent fiscal year, the Acquired Fund’s portfolio turnover rate was 48% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund’s investment objective is to seek current income exempt from federal and state income taxes for Virginia residents consistent with capital preservation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in municipal securities, including securities subject to the U.S. federal alternative minimum tax, with income exempt from U.S. federal income tax and Virginia commonwealth income tax. Issuers of these securities can be located in Virginia, Puerto Rico and other U.S. territories and possessions. The Acquiring Fund invests in securities rated investment grade or in unrated securities believed to be of comparable quality. The Acquiring Fund may retain securities if the rating of the security falls below investment grade and the portfolio manager deems retention of the security to be in the Fund’s best interests. The Acquiring Fund may invest a portion of it net assets in certain taxable debt securities. The Acquiring Fund expects its average-weighted maturity will range from ~~5~~4 to 10 years but there is no limit on the maturities of individual securities in which the Acquiring Fund may invest.

Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio manager, who will continue to implement the same strategy as he pursued for the Acquired Fund by:

- managing risk by buying investment grade securities; and
- attempting to invest more of the Fund’s assets in undervalued sectors and less in overvalued sectors.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund will continue to include:

- Debt Securities — Credit Risk
- Debt Securities — Interest Rate Risk
- Geographic Concentration ~~Risk~~
- Market Volatility
- Municipal Bond Market

**Reorganization of RidgeWorth Conservative Allocation Strategy
into Virtus Conservative Allocation Strategy Fund**

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[(a)]	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class C Shares	Acquiring Fund (Pro Forma) Class I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	~~4~~5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[(a)]	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares
Management Fees	0.10%	0.10%	0.10%
Distribution and Shareholder Servicing (12b-1) Fees	0.30%	1.00%	None
Other Expenses	0.28%	0.23%	0.34%
Acquired Fund Fees and Expenses.	0.40%	0.40%	0.40%
Total Annual Fund Operating Expenses	1.08%	1.73%	0.84%
Less: Expense Reimbursement	(0.08)%[(b)]	(0.03)%[(b)]	(0.14)%[(b)]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.00%	1.70%	0.70%

	Acquiring Fund (Pro Forma) Class A Shares	Acquiring Fund (Pro Forma) Class C Shares	Acquiring Fund (Pro Forma) Class I Shares
Management Fees	0.10%	0.10%	0.10%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None
Other Expenses	0.41%[(c)]	0.30%[(c)]	0.46%[(c)]
Acquired Fund Fees and Expenses.	0.40%	0.40%	0.40%
Total Annual Fund Operating Expenses	1.16%	1.80%	0.96%
Less: Expense Reimbursement	(0.16)%[(d)]	(0.10)%[(d)]	(0.26)%[(d)]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.00%	1.70%	0.70%

(a) The deferred sales charge is imposed on ~~Class C~~ shares redeemed during the first year only.

(b) RidgeWorth has contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 0.60%, 1.30% and 0.30% for ~~Class~~ A Shares, ~~Class~~ C Shares and ~~Class~~ I ~~s~~Shares, until at least August 1, 2017.

(c) "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(d) Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the

Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	**One Year**	**Three Years**	**Five Years**	**Ten Years**
Acquired Fund – ~~Class~~ A Shares	Sold or Held	$572	$~~778~~795	$1,~~019~~035	$1,~~708~~723
Acquired Fund – ~~Class~~ C Shares	Sold	$273	$~~536~~542	$ ~~930~~936	$2,~~033~~038
	Held	$173	$~~536~~542	$ ~~930~~936	$2,~~033~~038
Acquired Fund – ~~Class~~ I Shares	Sold or Held	$ 72	$~~224~~254	$ ~~422~~452	$1,024 ~~996~~

	Share Status	**One Year**	**Three Years**	**Five Years**	**Ten Years**
Acquiring Fund (Pro Forma) – Class A Shares	Sold or Held	$~~572~~671	$~~795~~892	$~~1,053~~1,147	$~~1,789~~1,875
Acquiring Fund (Pro Forma) – Class C Shares	Sold	$273	$546	$ 956	$2,099
	Held	$173	$546	$ 956	$2,099
Acquiring Fund (Pro Forma) – Class I Shares.	Sold or Held	$ 72	$253	$ 479	$1,129

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 40% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund's investment objective is to seek to provide a high level of capital appreciation and current income.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will invest pursuant to an asset allocation strategy in a combination of affiliated fixed income funds and exchange-traded funds ("ETFs") that invest in bonds ("Underlying Fixed Income Funds") and, to a lesser extent, in affiliated equity funds and ETFs that invest in equities ("Underlying Equity Funds" and, together with Underlying Fixed Income Funds, "Underlying Funds"). The Acquiring Fund invests between 50% and 80% of its assets in Underlying Fixed Income Funds and between 20% and 40% of its assets in Underlying Equity Funds. The Acquiring Fund's remaining assets may be invested in cash and cash equivalents, including unaffiliated money market funds, securities issued by the U.S. government, its agencies or instrumentalities, repurchase agreements and short-term paper. The Acquiring Fund may invest in Underlying Funds that invest in debt instruments, including mortgage- and asset-backed instruments, securities restricted as to resale, common stocks and other equity securities of U.S. and non-U.S. companies, including those in developed and emerging markets. The Acquiring Fund has no limits as to the market capitalizations of equity securities in the Underlying Funds' portfolios, nor does it have limits as to the average maturity of any Underlying Fixed Income Funds or remaining maturities of individual securities in which any Underlying Fund invests. The Acquiring Fund may also invest in Underlying Funds that invest in bank loans and other below investment grade instruments, as well as in inflation-protected public obligations of the U.S. Treasury ("TIPS").

Subsequent to the Reorganization, the portfolio managers for the Acquiring Fund will implement the same strategy as previously used for the Acquired Fund by:

- selecting a diversified portfolio of Underlying Funds through analysis of many factors, including the Underlying Funds' investment objectives, total return, volatility and expenses.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund, including the indirect risks attributable to investments in the Underlying Funds, will continue to include:

Risks of the Acquiring Fund's Investments:

- Affiliated Fund

- Allocation

- Fund of Funds

Debt Securities — Call RiskRisks of the Underlying Funds' Investments

- Debt Securities — Credit Risk

- Debt Securities — Interest Rate Risk

- Derivatives

- Equity Securities

- Equity Securities — Growth Stocks Risk

- Equity Securities — Large Market Capitalization Companies Risk

- Equity Securities — Small and Medium Market Capitalization Companies Risk

- Equity Securities — Value Stocks Risk

- Exchange-Traded Funds (ETFs)

- Foreign Investing

- Foreign Investing — Emerging Market Investing Risk

- High-Yield/High-Risk Fixed Income Securities (Junk Bonds)

- Illiquid and Restricted Securities

- Inflation Protected Investing

- Loans

- Market Volatility

- Mortgage-Backed and Asset-Backed Securities

- Real Estate Investment

- Unrated Fixed Income Securities

- U.S. Government Securities

See Exhibit C below for a detailed description of each of these risks.

Comparison of Portfolio Management

The Acquiring Fund will have different portfolio managers than the Acquired Fund. See Exhibit D for information about the Acquiring Fund's portfolio managers.

Reorganization of RidgeWorth Growth Allocation Strategy
into Virtus Growth Allocation Strategy Fund

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund Class A	Acquired Fund Class C	Acquired Fund Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[a]	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy Only Class A	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy Only Class C	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy Only Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[a]	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy Class A	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy Class C	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[a]	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class R~~C Shares	Acquired Fund ~~Class~~ I Shares
Management Fees	0.10%	0.10%	0.10%
Distribution and Shareholder Servicing (12b-1) Fees	0.30%	1.00%	None
Other Expenses	0.33%	0.28%	0.67%
Acquired Fund Fees and Expenses	0.63%	0.63%	0.63%
Total Annual Fund Operating Expenses	1.36%	2.01%	1.40%
Less: Expense Reimbursement	(0.03)%[b]	(0.08)%[b]	(0.27)%[b]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.33%	1.93%	1.13%

	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy Only Class A Shares	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy Only Class CR Shares	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy Only Class I Shares
Management Fees	0.10%	0.10%	0.10%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None
Other Expenses	0.33%[c]	0.32%[c]	0.51%[c]
Acquired Fund Fees and Expenses	0.63%	0.63%	0.63%
Total Annual Fund Operating Expenses	1.31%	2.05%	1.24%
Less: Expense Reimbursement	0.00%[d]	(0.12)%[d]	(0.11)%[d]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.31%	1.93%	1.13%

	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy Class A Shares	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy Class CR Shares	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy Class I Shares
Management Fees	0.10%	0.10%	0.10%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None
Other Expenses	0.30%[c]	0.26%[c]	0.46%[c]
Acquired Fund Fees and Expenses	0.63%	0.63%	0.63%
Total Annual Fund Operating Expenses	1.28%	1.99%	1.19%
Less: Expense Reimbursement	(0.06)%[d]	(0.17)%[d]	(0.17)%[d]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.22%	1.82%	1.02%

(a)   The deferred sales charge is imposed on ~~Class C~~ shares redeemed during the first year only.

(b)   RidgeWorth has contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 0.70%, 1.30% and 0.50% for ~~Class~~ A Shares, ~~Class~~ C Shares and ~~Class~~ I ~~s~~Shares, respectively, until at least August 1, 2017.

(c)   "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(d)   Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	**One Year**	**Three**	**Five Years**	**Ten Years**
Acquired Fund – ~~Class~~ A Shares	Sold or Held	$703	$~~972~~978	$1,~~268~~274	$2,~~108~~114
Acquired Fund – ~~Class~~ C Shares.	Sold	$296	$~~606~~623	$1,~~060~~076	$2,~~317~~331
	Held	$196	$~~606~~623	$1,~~060~~076	$2,~~317~~331
Acquired Fund – ~~Class~~ I Shares.	Sold or Held	$115	$~~359~~417	$ ~~684~~740	$1,~~605~~656

	Share Status	**One Year**	**Three**	**Five Years**	**Ten Years**
Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy Only – Class A Shares.	Sold or Held	$701	$966	$1,252	$2,063
Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy Only – Class C Shares.	Sold	$296	$619	$1,081	$2,360
	Held	$196	$619	$1,081	$2,360
Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy Only – Class I Shares.	Sold or Held	$115	$371	$ 659	$1,480

	Share Status	**One Year**	**Three Years**	**Five Years**	**Ten Years**
Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy – Class A Shares.	Sold or Held	$692	$946	$1,226	$2,021
Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy – Class C Shares.	Sold	$285	$591	$1,040	$2,289
	Held	$185	$591	$1,040	$2,289
Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy – Class I Shares.	Sold or Held	$104	$343	$ 621	$1,412

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 29% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

Each Fund's investment objective is to seek to provide long-term capital appreciation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will invest pursuant to an asset allocation strategy in a combination of affiliated equity funds and exchange-traded funds ("ETFs") that invest in equities ("Underlying Equity Funds") and, to a lesser extent, in affiliated fixed income funds and ETFs that invest in bonds ("Underlying Fixed Income Funds" and, together with Underlying Equity Funds, "Underlying Funds"). The Acquiring Fund invests between 60% and 80% of its assets in Underlying Equity Funds and between 10% and 40% of its assets in Underlying Fixed Income Funds. The Acquiring Fund's remaining assets may be invested in cash and cash equivalents, including unaffiliated money market funds, securities issued by the U.S. government, its agencies or instrumentalities, repurchase agreements and short-term paper. The Acquiring Fund may invest in Underlying Funds that invest in common stocks, other equity securities and debt instruments, including mortgage- and asset-backed instruments, and securities restricted as to resale, of U.S. and non-U.S. companies, including those of any size and in both developed and emerging markets. The Acquiring Fund may also invest in Underlying Funds that invest in bank loans and other below investment grade instruments, as well as in inflation-protected public obligations of the U.S. Treasury ("TIPS"). The Acquiring Fund has no limits as to the market capitalizations of equity securities in the Underlying Funds' portfolios, nor does it have limits as to the average maturity of any Underlying Fixed Income Funds or remaining maturities of individual securities in which any Underlying Fund invests.

Subsequent to the Reorganization, the portfolio managers for the Acquiring Fund will implement the same strategy as previously used for the Acquired Fund by:

- selecting a diversified portfolio of Underlying Funds through analysis of many factors, including the Underlying Funds' investment objectives, total return, volatility and expenses.

Since there will be no changes to the principal investment strategies followed by the Acquiring Fund subsequent to the Reorganization, the principal investment risks of an investment in the Fund, including the indirect risks attributable to investments in the Underlying Funds, will continue to include:

Risks of the Acquiring Fund's Investments

- Affiliated Fund

- Allocation

- Fund of Funds

~~Debt Securities — Call Risk~~Risks of the Underlying Funds' Investments

- Debt Securities — Credit Risk

- Debt Securities — Interest Rate Risk

- Derivatives

- Equity Securities

- Equity Securities — Growth Stocks Risk

- Equity Securities — Large Market Capitalization Companies Risk

- Equity Securities — Small and Medium Market Capitalization Companies Risk

- Equity Securities — Value Stocks Risk

- Exchange-Traded Funds (ETFs)

- Foreign Investing

- Foreign Investing — Emerging Market Investing Risk

- High-Yield/High-Risk Fixed Income Securities (Junk Bonds)

- Illiquid and Restricted Securities

- Inflation Protected Investing

- Loans

- Market Volatility

- Mortgage-Backed and Asset-Backed Securities

- Real Estate Investment

- Unrated Fixed Income Securities

- U.S. Government Securities

See Exhibit C below for a detailed description of each of these risks.

Reorganization of RidgeWorth Moderate Allocation Strategy into Virtus Growth Allocation Strategy Fund

Comparison of Current and Pro Forma Expenses

Shareholder Fees (fees paid directly from your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[a]	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

	Acquiring Fund (Pro Forma) Assuming Reorganization of Moderate Allocation Strategy Only Class A Shares	Acquiring Fund (Pro Forma) Assuming Reorganization of Moderate Allocation Strategy Only Class C Shares	Acquiring Fund (Pro Forma) Assuming Reorganization of Moderate Allocation Strategy Only Class I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[a]	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy Class A Shares	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy Class C Shares	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy Class I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	1.00%[a]	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Acquired Fund ~~Class~~ A Shares	Acquired Fund ~~Class~~ C Shares	Acquired Fund ~~Class~~ I Shares
Management Fees	0.10%	0.10%	0.10%
Distribution and Shareholder Servicing (12b-1) Fees	0.30%	1.00%	None
Other Expenses	0.32%	0.22%	0.62%
Acquired Fund Fees and Expenses	0.52%	0.52%	0.52%
Total Annual Fund Operating Expenses	1.24%	1.84%	1.24%
Less: Expense Reimbursement	(0.02)%[b]	(0.02)%[b]	(0.22)%[b]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.22%	1.82%	1.02%

	Acquiring Fund (Pro Forma) Assuming Reorganization of Moderate Allocation Strategy Only Class A Shares	Acquiring Fund (Pro Forma) Assuming Reorganization of Moderate Allocation Strategy Only Class C Shares	Acquiring Fund (Pro Forma) Assuming Reorganization of Moderate Allocation Strategy Only Class I Shares
Management Fees	0.10%	0.10%	0.10%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None
Other Expenses	0.36%[c]	0.29%[c]	0.49%[c]
Acquired Fund Fees and Expenses.	0.63%	0.63%	0.63%
Total Annual Fund Operating Expenses	1.34%	2.02%	1.22%
Less: Expense Reimbursement	(0.12)%[d]	(0.20)%[d]	(0.20)%[d]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.22%	1.82%	1.02%

	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy Class A Shares	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy Class C Shares	Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy Class I Shares
Management Fees	0.10%	0.10%	0.10%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None
Other Expenses	0.30%[c]	0.26%[c]	0.46%[c]
Acquired Fund Fees and Expenses.	0.63%	0.63%	0.63%
Total Annual Fund Operating Expenses	1.28%	1.99%	1.19%
Less: Expense Reimbursement	(0.06)%[d]	(0.17)%[d]	(0.17)%[d]
Total Annual Fund Operating Expenses After Expense Reimbursement	1.22%	1.82%	1.02%

(a)   The deferred sales charge is imposed on ~~Class C~~ shares redeemed during the first year only.

(b)   RidgeWorth has contractually agreed to limit the total operating expenses (excluding, as applicable, taxes, brokerage commissions, substitute dividend expenses on securities sold short, interest expense, extraordinary expenses and acquired fund fees and expenses) of the Acquired Fund so that expenses do not exceed, on an annualized basis, 0.70%, 1.30% and 0.50% for ~~Class~~ A Shares, ~~Class~~ C Shares and ~~Class~~ I ~~s~~Shares, respectively, until at least August 1, 2017.

(c)   "Other Expenses" are estimated based on the fees and expenses of Acquiring Fund assuming that the Reorganization is consummated.

(d)   Effective immediately after the Reorganization, ~~the Adviser~~Virtus has contractually agreed to cause the Adviser to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), and acquired fund fees and expenses, if any) of the share classes of the Acquiring Fund so that those expenses do not exceed, on an annualized basis, for a two-year period from the date of the Reorganization, the lesser of: (1) the expense limits in place for the corresponding share classes of the Acquired Fund as of the date of the Reorganization; or (2) the gross operating expenses of the corresponding share classes of the Acquired Fund as of a date immediately prior to the Reorganization.

Examples of Fund Expenses

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Acquired Fund and the Acquiring Fund (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The examples for the Acquiring Fund (Pro Forma) also assume that the expense limitations are in place for the contractual period. The following tables also assume that total annual operating expenses remain the same. *The examples are for illustration only, and your actual costs may be higher or lower.*

	Share Status	One Year	Three	Five Years	Ten Years
Acquired Fund – ~~Class~~ A Shares	Sold or Held	$692	$~~940~~944	$1,~~211~~215	$1,~~983~~987
Acquired Fund – ~~Class~~ C Shares	Sold	$285	$~~572~~577	$ ~~990~~994	$2,~~153~~157
	Held	$185	$~~572~~577	$ ~~990~~994	$2,~~153~~157
Acquired Fund – ~~Class~~ I Shares	Sold or Held	$104	$~~325~~372	$ ~~614~~660	$1,~~438~~481

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) Assuming Reorganization of Moderate Allocation Strategy Only – Class A Shares	Sold or Held	$692	$952	$1,245	$2,075
Acquiring Fund (Pro Forma) Assuming Reorganization of Moderate Allocation Strategy Only – Class C Shares	Sold	$285	$594	$1,050	$2,315
	Held	$185	$594	$1,050	$2,315
Acquiring Fund (Pro Forma) – Assuming Reorganization of Moderate Allocation Strategy Only – Class I Shares	Sold or Held	$104	$347	$ 631	$1,441

	Share Status	One Year	Three	Five Years	Ten Years
Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy – Class A Shares	Sold or Held	$692	$946	$1,226	$2,021
Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy – Class C Shares	Sold	$285	$591	$1,040	$2,289
	Held	$185	$591	$1,040	$2,289
Acquiring Fund (Pro Forma) Assuming Reorganization of Growth Allocation Strategy and Moderate Allocation Strategy – Class I Shares	Sold or Held	$104	$343	$ 621	$1,412

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds' performance. During the most recent fiscal year, the Acquired Fund's portfolio turnover rate was 26% of the average value of its portfolio. No portfolio turnover information is included here for the Acquiring Fund because the Acquiring Fund has not yet commenced investment operations, but the Acquiring Fund is expected to have portfolio turnover rates similar to those of the Acquired Fund.

Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks

The Acquired Fund's investment objective is to seek to provide capital appreciation and current income, while the Acquiring Fund's investment objective is to seek to provide long-term capital appreciation.

Subsequent to the Reorganization, the Acquiring Fund, like the Acquired Fund, will invest pursuant to an asset allocation strategy in a combination of affiliated equity funds and exchange-traded funds ("ETFs") that invest in equities ("Underlying Equity Funds") and, to a lesser extent, in affiliated fixed income funds and ETFs that invest in bonds ("Underlying Fixed Income Funds" and, together with Underlying Equity Funds, "Underlying Funds"). While the Acquired Fund invests between 40% and 60% of its assets in Underlying Equity Funds and between 30% and 60% of its assets in Underlying Fixed Income Funds, the Acquiring Fund invests between 60% and 80% of its assets in Underlying Equity Funds and between 10% and 40% of its assets in Underlying Fixed Income Funds. Both the Acquired Fund's and the Acquiring Fund's remaining assets may be invested in cash and cash equivalents, including unaffiliated money market funds, securities issued by the U.S. government, its agencies or instrumentalities, repurchase agreements and short-term paper. Both the Acquired Fund and the Acquiring Fund may invest in Underlying Funds that invest in common stocks, other equity securities and debt instruments, including mortgage- and asset-backed instruments, and securities restricted as to resale, of U.S. and non-U.S. companies, including those of any size and in both developed and emerging markets. Both the Acquired Fund and the Acquiring Fund may also invest in Underlying Funds that invest in bank loans and other below investment grade instruments, as well as in inflation-protected public obligations of the U.S. Treasury ("TIPS"). The Acquiring Fund has no limits as to the market capitalizations of equity securities in the Underlying Funds' portfolios, nor does it have limits as to the average maturity of any Underlying Fixed Income Funds or remaining maturities of individual securities in which any Underlying Fund invests.

Subsequent to the Reorganization, the portfolio managers for the Acquiring Fund will, implement a strategy similar to the one previously used for the Acquired Fund by:

- selecting a diversified portfolio of Underlying Funds through analysis of many factors, including the Underlying Funds' investment objectives, total return, volatility and expenses.

Since there will be some changes to the principal investment strategies followed by the Acquiring Fund subsequent to the

Reorganization, the principal investment risks of an investment in the Fund, including the indirect risks attributable to investments in the Underlying Funds, will include:

Risks of the Acquiring Fund's Investments

- Affiliated Fund

- Allocation

- Fund of Funds

- Debt Securities — Call Risk Risks of the Underlying Funds' Investments

- Debt Securities — Credit Risk

- Debt Securities — Interest Rate Risk

- Derivatives

- Equity Securities

- Equity Securities — Growth Stocks Risk

- Equity Securities — Large Market Capitalization Companies Risk

- Equity Securities — Small and Medium Market Capitalization Companies Risk

- Equity Securities — Value Stocks Risk

- Exchange-Traded Funds (ETFs)

- Foreign Investing

- Foreign Investing — Emerging Market Investing Risk

- High-Yield/High-Risk Fixed Income Securities (Junk Bonds)

- Illiquid and Restricted Securities

- Inflation Protected Investing

- Loans

- Market Volatility

- Mortgage-Backed and Asset-Backed Securities

- Real Estate Investment

- Unrated Fixed Income Securities

- U.S. Government Securities

See Exhibit C below for a detailed description of each of these risks.

Comparison of Portfolio Management

The Acquiring Fund will have different portfolio managers than the Acquired Fund. See Exhibit D for information about the Acquiring Fund's portfolio managers.

Each Reorganization was reviewed by the Board of RidgeWorth Funds, with the advice and assistance of Fund counsel and independent legal counsel to the independent trustees. At a meeting of the Board on December 14, 2016, the Board considered the Reorganization of each Acquired Fund. RidgeWorth and Virtus provided background materials, analyses and other information to the Board in advance of this meeting regarding, among other things, the topics discussed below, including responses to specific requests by the Board, and responded to questions raised by the Board at the meeting. The independent trustees also met among themselves and with their independent counsel to discuss the information provided.

After the Board reviewed, evaluated and discussed the materials, analyses and information provided to it that the Board considered relevant to its deliberations, the Board, including the independent trustees thereof, unanimously approved the Reorganization of each Acquired Fund. The Board, including the independent trustees thereof, also unanimously determined that participation by each Acquired Fund in its corresponding Reorganization would be in the best interests of the Acquired Fund and that the interests of existing shareholders of the Acquired Fund would not be diluted as a result of the Reorganization.

When it considered the proposed Reorganizations, the Board of the Acquired Funds took note of the following factors and considerations:

- various potential benefits of each Reorganization to the shareholders of the Acquired Funds, including without limitation that:

  - in all cases, except that of the Acquired Allocation Strategies, shareholders will continue to benefit from the expertise of the same portfolio managers who currently manage the Acquired Funds;

  - there are opportunities for increased asset growth and improved economies of scale, over the long term;

  - the Adviser has agreed to contractually limit each Acquired Fund's total operating expenses for all classes of shares so that, on a net basis, such expenses are expected to be equal to or lower than current operating expenses for at least two years following the closing of the Reorganizations, although the Board noted that total operating expenses could increase after that date unless the expense limitation agreement is continued;

  - the ability to spread certain fixed costs (*e.g.,* insurance premiums, trustee compensation and certain legal expenses) over a larger combined asset base of Virtus Mutual Funds, which has the potential to result in a reduction in the per share expenses paid by shareholders of the Acquiring Funds over the longer term;

- the investment advisory fee paid by each Acquiring Fund will be the same as that paid by the corresponding Acquired Fund;

- the substantially identical investment objectives, principal investment strategies, and principal risks of the Acquired Fund and the Acquiring Fund except as follows:

  - RidgeWorth Moderate Allocation Strategy: The Acquiring Fund corresponding to the RidgeWorth Moderate Allocation Strategy, the Virtus Growth Allocation Strategy Fund, will be managed in accordance with substantially identical investment objectives and principal investment strategies and principal risks to those of RidgeWorth Growth Allocation Strategy.

- the expected absence of any material unfavorable U.S. federal income tax consequences of the Reorganization (see "Tax Status of the Reorganizations");

- that the costs associated with the Reorganizations will be borne by the Sellers and Virtus and not by the shareholders of the Acquired Funds;

- the alternatives available to each Acquired Fund if that Acquired Fund, or various Acquired Funds, do not participate in the Reorganization, and the likely less favorable effects on the shareholders of that Acquired Fund of those alternatives;

- that one or more independent trustees of the Acquired Funds are expected to join the board of trustees of Virtus Asset Trust that includes the Acquiring Funds;

- the services expected to be provided by any subadvisers to any of the Acquiring Funds, and the related proposed terms; and

- the expectation, based on undertakings by the Adviser and Virtus, that the conditions of Section 15(f) of the 1940 Act would be satisfied, including a three-year period after the closing of the Reorganizations during which at least 75% of the members of the board of trustees for the Acquiring Funds would remain disinterested within the meaning of the 1940 Act, and a two-year period during which no "unfair burden" would be imposed on the Acquiring Funds.

PROXY VOTING AND SHAREHOLDER MEETING INFORMATION

     Voting. Shareholders of record of each Acquired Fund on February 17——, 201—7 (the "Record Date") are entitled to vote at the Meeting. With respect to the proposal, shareholders of each Acquired Fund are entitled to one vote for each ~~dollar of NAV~~whole share owned. All share classes of an Acquired Fund will vote together as one class on the Acquired Fund's proposed Reorganization. The total number of shares of each class of each Acquired Fund outstanding and entitled to vote as of the close of business on the Record Date are set forth below.

Acquired Fund	A Shares	C Shares	I Shares	IS Shares	R Shares
RidgeWorth Ceredex Large Cap Value Equity Fund	20,522,525.47	1,143,768.75	85,912,902.10	17,798,767.66	
RidgeWorth Ceredex Mid-Cap Value Equity	25,205,053.12	4,037,897.67	186,609,801.46	18,296,622.66	
RidgeWorth Ceredex Small Cap Value Equity Fund	9,984,803.50	2,243,102.86	62,102,019.53		
RidgeWorth Silvant Large Cap Growth Stock Fund	8,561,285.03	8,073,211.16	10,735,333.24	3,109,961.67	
RidgeWorth Silvant Small Cap Growth Stock Fund	965,272.67	1,439,340.76	3,285,252.45	292,110.19	
RidgeWorth Innovative Growth Stock Fund	356,956.74		1,133,394.37		
RidgeWorth International Equity Fund	1,401,538.04		5,001,601.99	695,278.99	
RidgeWorth Seix Core Bond Fund	948,998.07		19,179,433.82	115,538.75	296,526.18
RidgeWorth Seix Corporate Bond Fund	67,207.77	885,121.40	1,395,007.60		
RidgeWorth Seix Total Return Bond Fund	1,753,379.30		75,405,143.54	10,028,882.75	3,990,953.22
RidgeWorth Seix U.S. Mortgage Fund	328,381.12	404,397.25	1,592,632.08		
RidgeWorth Seix Limited Duration Fund			676,439.96		
RidgeWorth Seix Short-Term Bond Fund	236,116.46	138,432.25	5,193,921.13		
RidgeWorth Seix U.S. Government Securities Ultra-Short Bond Fund			134,015,657.13	1,152,575.38	
RidgeWorth Seix Ultra-Short Bond Fund			13,256,063.92		
RidgeWorth Seix Floating Rate High Income Fund	18,214,294.72	6,456,454.78	471,760,331.19	145,335,429.76	
RidgeWorth Seix High Income Fund	10,262,219.77		82,498,095.73	2,449,561.44	2,316,948.05
RidgeWorth Seix High Yield Fund	562,875.12		58,122,382.15	5,069,016.75	16,402.69
RidgeWorth Seix Georgia Tax-Exempt Bond Fund	333,201.62		8,890,185.42		
RidgeWorth Seix High Grade Municipal Bond Fund	1,064,064.68		6,867,297.82		
RidgeWorth Seix Investment Grade Tax-Exempt Bond Fund	1,754,856.23		45,737,491.33		
RidgeWorth Seix North Carolina Tax-Exempt Bond Fund	216,412.04		2,434,873.73		
RidgeWorth Seix Short-Term Municipal Bond Fund	183,585.23		2,631,830.58		
RidgeWorth Seix Virginia Intermediate Muni Bond Fund	368,662.84		4,956,899.53		
RidgeWorth Conservative Allocation Strategy	673,662.11	1,380,961.69	1,502,425.20		
RidgeWorth Growth Allocation Strategy	584,913.39	201,105.15	3,082,187.75		
RidgeWorth Moderate Allocation Strategy	1,204,334.18	1,181,578.50	3,444,172.48		

~~Acquired Fund~~	~~Class A~~	~~Class C~~	~~Class R~~	~~Class I~~	~~Class IS~~
~~RidgeWorth Ceredex Large Cap Value Equity Fund . . . . . .~~					
~~RidgeWorth Ceredex Mid-Cap Value Equity Fund . . . . . .~~					
~~RidgeWorth Ceredex Small Cap Value Equity Fund . . . . . .~~					
~~RidgeWorth Silvant Large Cap Growth Stock Fund . . . . .~~					
~~RidgeWorth Silvant Small Cap Growth Stock Fund . . . . . .~~					
~~RidgeWorth Innovative Growth Stock Fund . . . .~~					
~~RidgeWorth International Equity Fund . . . .~~					
~~RidgeWorth Seix Core Bond Fund . . . .~~					
~~RidgeWorth Seix Corporate Bond Fund . . . .~~					
~~RidgeWorth Seix Total Return Bond Fund . . . .~~					
~~RidgeWorth Seix U.S. Mortgage Fund . . . .~~					
~~RidgeWorth Seix Limited Duration Fund . . . .~~					
~~RidgeWorth Seix Short-Term Bond Fund . . . .~~					
~~RidgeWorth Seix U.S. Government Securities Ultra-Short~~					

CAPITALIZATION AND OWNERSHIP OF FUND SHARES

Capitalization of Acquired Funds and Acquiring Funds

Each Acquiring Fund will be the successor to the accounting and performance information of the corresponding Acquired Fund after consummation of the Reorganizations. Only pro forma capitalization information is shown for the Acquiring Funds because the Acquiring Funds will not commence investment operations until the completion of the Reorganizations. The following table shows the capitalization as of December 31, 2016 for each Acquired Fund and, with respect to each Acquiring Fund, on a pro forma basis, assuming the Reorganizations had taken place as of that date and that the Fund's assets were valued based upon the Fund's respective valuation procedures.

Current and Pro Forma Capitalization of each Acquired Fund and each Acquiring Fund

RidgeWorth Ceredex Large Cap Value Equity Fund (Acquired Fund) into Virtus Ceredex Large-Cap Value Equity Fund (Acquiring Fund)

	Acquired Fund	Adjustments[a]	Acquiring Fund (Pro Forma)
Net Assets (in 000s)			
Class A.	$ 361,133	--	$ 361,133
Class C.	$ 19,056	--	$ 19,056
Class I.	$1,485,812	--	$1,485,812
Class IS.	$ 302,587	--	$ 302,587
Total Net Assets.	$2,168,589	--	$2,168,589
Net Asset Value Per Share			
Class A.	$ 16.43	--	$ 16.43
Class C.	$ 16.07	--	$ 16.07
Class I.	$ 16.55	--	$ 16.55
Class IS.	$ 16.60	--	$ 16.60
Shares Outstanding (in 000s)			
Class A.	21,986.1	--	21,986.1
Class C.	1,185.9	--	1,185.9
Class I.	89,792.4	--	89,792.4
Class IS.	18,229.5	--	18,229.5
Total Shares Outstanding.	131,193.9	--	131,193.9

(a) The Sellers and Virtus will bear 100% of the expenses of the Reorganizations, which are estimated to be approximately $2 million. As a result, there are no pro forma adjustments to net assets with respect to costs of the Reorganizations.

RidgeWorth Ceredex Mid-Cap Value Equity Fund (Acquired Fund) into Virtus Ceredex Mid-Cap Value Equity Fund (Acquiring Fund)

	Acquired Fund	Adjustments[a]	Acquiring Fund (Pro Forma)
Net Assets (in 000s)			
Class A.	$ 375,025	--	$ 375,025
Class C.	$ 54,880	--	$ 54,880
Class I.	$2,634,234	--	$2,634,234
Class IS.	$ 250,732	--	$ 250,732
Total Net Assets.	$3,314,872	--	$3,314,872
Net Asset Value Per Share			
Class A.	$ 13.64	--	$ 13.64
Class C.	$ 13.35	--	$ 13.35
Class I.	$ 13.77	--	$ 13.77
Class IS.	$ 13.77	--	$ 13.77
Shares Outstanding (in 000s)			
Class A.	27,503.2	--	27,503.2
Class C.	4,110.5	--	4,110.5
Class I.	191,346.3	--	191,346.3
Class IS.	18,207.6	--	18,207.6
Total Shares Outstanding.	241,167.6	--	241,167.6

(a) The Sellers and Virtus will bear 100% of the expenses of the Reorganizations, which are estimated to be approximately $2 million. As a result, there are no pro forma adjustments to net assets with respect to costs of the Reorganizations.

Policy	Acquired Funds	Acquiring Funds
Industry Concentration	*(All Funds except Allocation Strategies)* Each Fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities and securities issued by investment companies) if, as a result, more than 25% of the Fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry or group of industries. *(Allocation Strategies)* No Allocation Strategy may invest more than 25% of its assets in underlying Acquired Funds that, as a matter of policy, concentrate their assets in any one industry. However, an Allocation Strategy may indirectly invest more than 25% of its total assets in one industry through its investments in the underlying Acquired Funds. Each Allocation Strategy may invest up to 100% of its assets in securities issued by investment companies.	*(All Funds except Allocation Strategy Funds)* Each Fund may not purchase securities if, after giving effect to the purchase, more than 25% of its total assets would be invested in the securities of one or more issuers conducting their principal business activities in the same industry (excluding the U.S. Government or its agencies or instrumentalities). *(Allocation Strategy Funds)* Neither Allocation Strategy Fund may invest more than 25% of its assets in underlying funds that, as a matter of policy, concentrate their assets in any one industry. ~~However, an Allocation Strategy Fund may indirectly invest more than 25% of its total assets in one industry through its investments in underlying funds.~~ <u>To the extent that either Allocation Strategy Fund invests in securities (other than underlying funds), neither Allocation Strategy Fund may purchase securities if, after giving effect to the purchase, more than 25% of its total assets would be invested in the securities of one or more issuers conducting their principal business activities in the same industry (excluding the U.S. Government or its agencies or instrumentalities). However, an Allocation Strategy Fund may indirectly invest more than 25% of its total assets in one industry through its investments in underlying funds or other securities.</u> Each Allocation Strategy Fund may invest up to 100% of its assets in securities issued by investment companies.
Lending	*(All Funds)* Each Fund may not make loans, except that a Fund may: (i) purchase or hold debt instruments in accordance with its investment objectives and policies; (ii) enter into repurchase agreements; and (iii) lend its portfolio securities.	*(All Funds)* Each Fund may not lend securities or make any other loans if, as a result, more than 33 1/3% of its total assets would be lent to other parties, except that it may purchase debt securities, may enter into repurchase agreements and may acquire loans, loan participations and assignments (both funded and unfunded) and other forms of debt instruments.

that the Fund receives from its investments decline. For investments in inflation-protected treasuries (TIPS), income may decline due to a decline in inflation (or deflation) or due to changes in inflation expectations.

~~Industry/Sector Concentration~~

~~The value of the investments of a Fund that focuses its investments in a particular industry or market sector will be highly sensitive to financial, economic, political and other developments affecting that industry or market sector, and conditions that negatively impact that industry or market sector will have a greater impact on the Fund as compared with a Fund that does not have its holdings similarly concentrated. Events negatively affecting the industries or market sectors in which a Fund has invested are therefore likely to cause the value of the Fund's shares to decrease, perhaps significantly.~~

Inflation Protected~~ion~~ Investing

The current market value of inflation-protected securities is not guaranteed and will fluctuate. Inflation-protected securities may react differently from other fixed income securities to changes in interest rates. Because interest rates on inflation-protected securities are adjusted for inflation, the values of these securities are not materially affected by inflation expectations. Therefore, the value of inflation-protected securities are anticipated to change in response to changes in "real" interest rates, which represent nominal (stated) interest rates reduced by the expected impact of inflation. Generally, the value of an inflation-protected security will fall when real interest rates rise and will rise when real interest rates fall.

Because the interest and/or principal payments on an inflation-protected security are adjusted periodically for changes in inflation, the income distributed by a fund invested in such securities may be irregular. Although the U.S. Treasury guarantees to pay at least the original face value of any inflation-protected securities the Treasury issues, other issuers may not offer the same guarantee. Also, inflation-protected securities, including those issued by the U.S. Treasury, are not protected against deflation. As a result, in a period of deflation, the inflation-protected securities held by a fund may not pay any income and the fund may suffer a loss. While inflation-protected securities are expected to be protected from long-term inflationary trends, short-term increases in inflation may lead to a decline in a fund's value. If interest rates rise due to reasons other than inflation, a fund's investment in these securities may not be protected to the extent that the increase is not reflected in the securities' inflation measures. In addition, positive adjustments to principal generally will result in taxable income to a fund at the time of such adjustments (which generally would be distributed by the fund as part of its taxable dividends), even though the principal amount is not paid until maturity. There can be no assurance that the inflation index used will accurately measure the real rate of inflation in the prices of goods and services. A fund's investments in inflation-linked securities may lose value in the event that the actual rate of inflation is different from the rate of the inflation index.

Leverage

When a Fund makes investments in futures contracts, forward contracts, swaps and other derivative instruments, the futures contracts, forward contracts, swaps and certain other derivatives provide the economic effect of financial leverage by creating additional investment exposure, as well as the potential for greater loss. When a Fund uses leverage through activities such as borrowing, entering into short sales, purchasing securities on margin or on a when-issued basis, or purchasing derivative instruments in an effort to increase its returns, the Fund has the risk of magnified capital losses that occur when losses affect an asset base, enlarged by borrowings or the creation of liabilities, that exceeds the net assets of the Fund. The value of the shares of a Fund employing leverage will be more volatile and sensitive to market movements. Leverage may also involve the creation of a liability that requires the Fund to pay interest.

Limited Number of Investments

Because the fund has a limited number of securities, it may be more susceptible to factors adversely affecting its securities than a less concentrated fund.

Loans

Investing in loans (including loan assignments, loan participations and other loan instruments) carries certain risks in addition to the risks typically associated with high-yield/high-risk fixed income securities. Loans may be unsecured or not fully collateralized, may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. In the event a borrower defaults, a Fund's access to the collateral may be limited or delayed by bankruptcy or other insolvency laws. There is a risk that the value of the collateral securing the loan may decline after a Fund invests and that the collateral may not be sufficient to cover the amount owed to the Fund. If the loan is unsecured, there is no specific collateral on which the Fund can foreclose. In addition, if a secured loan is foreclosed, a Fund may bear the costs and liabilities associated with owning and disposing of the collateral, including the risk that

collateral may be difficult to sell.

Transactions in many loans settle on a delayed basis that may take more than seven days. As a result, sale proceeds related to the sale of loans may not be available to make additional investments or to meet the Fund's redemption obligations until potentially a substantial period of time after the sale of the loans. No active trading market may exist for some loans, which may impact the ability of the Fund to realize full value in the event of the need to liquidate such assets. Adverse market conditions may impair the liquidity of some actively traded loans. Loans also may be subject to restrictions on resale, which can delay the sale and adversely impact the sale price. Difficulty in selling a loan can result in a loss. Loans made to finance highly leveraged corporate acquisitions may be especially vulnerable to adverse changes in economic or market conditions. Certain loans may not be considered "securities," and purchasers, such as a Fund, therefore may not be entitled to rely on the strong anti-fraud protections of the federal securities laws. With loan participations, a Fund may not be able to control the exercise of any remedies that the lender would have under the loan and likely would not have any rights against the borrower directly, so that delays and expense may be greater than those that would be involved if a Fund could enforce its rights directly against the borrower.

Market Volatility

The value of the securities in which a Fund invests may go up or down in response to the prospects of individual companies and/or general economic conditions. Price changes may be temporary or may last for extended periods.

Instability in the financial markets has exposed each Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments that it holds. In response to financial markets that experienced extreme volatility, and in some cases a lack of liquidity, the U.S. Government and other governments have taken a number of unprecedented actions, including acquiring distressed assets from financial institutions and acquiring ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear. Additional legislation or government regulation may also change the way in which funds themselves are regulated, which could limit or preclude a Fund's ability to achieve its investment objective.

Mortgage-Backed and Asset-Backed Securities

Mortgage-backed securities represent interests in pools of residential mortgage loans purchased from individual lenders by a federal agency or originated and issued by private lenders. Asset-backed securities represent interests in pools of underlying assets such as motor vehicle installment sales or installment loan contracts, leases of various types of real and personal property, and receivables from credit card agreements. These two types of securities share many of the same risks.

The impairment of the value of collateral or other assets underlying a mortgage-backed or asset-backed security, such as that resulting from non-payment of loans, may result in a reduction in the value of such security and losses to a Fund.

Early payoffs in the loans underlying such securities may result in a Fund receiving less income than originally anticipated. The variability in prepayments will tend to limit price gains when interest rates drop and exaggerate price declines when interest rates rise. In the event of high prepayments, a Fund may be required to invest proceeds at lower interest rates, causing the Fund to earn less than if the prepayments had not occurred. Conversely, rising interest rates may cause prepayments to occur at a slower than expected rate, which may effectively change a security that was considered short- or intermediate-term into a long-term security. Long-term securities tend to fluctuate in value more widely in response to changes in interest rates than shorter-term securities.

Mortgage-Backed Securities

Mortgage-backed securities represent interests in pools of residential mortgage loans purchased from individual lenders by a federal agency or originated and issued by private lenders. The impairment of the value of collateral underlying a mortgage-backed security, such as that resulting from non-payment of loans, may result in a reduction in the value of such security and losses to a Fund.

Early payoffs in the loans underlying such securities may result in a Fund receiving less income than originally anticipated. The variability in prepayments will tend to limit price gains when interest rates drop and exaggerate price declines when interest rates rise. In the event of high prepayments, a Fund may be required to invest proceeds at lower interest rates, causing the Fund to earn less than if the prepayments had not occurred. Conversely, rising interest rates may cause prepayments to occur at a slower than expected rate, which may effectively change a security that was considered short- or intermediate-term into a long-term security. Long-term securities tend to fluctuate in value more widely in response to changes in interest rates than shorter-term securities.

Municipal Bond Market

The amount of public information available about municipal bonds is generally less than that of corporate equities or bonds, and the investment performance of a Fund may be more dependent on the analytical abilities of the investment adviser than would be the

EXHIBIT D: ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUNDS

Below is additional information regarding the Acquiring Funds. The information presented below also is applicable to the Acquired Funds, except where noted otherwise, either below or in the body of the prospectus/proxy statement. All references to a Fund or the Funds in this Exhibit D refer to an Acquiring Fund or the Acquiring Funds, respectively, unless otherwise noted.

Risks Associated with Additional Investment Techniques and Fund Operations

In addition to the principal investment strategies described in the "*Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks*" sections, the Acquiring Funds may engage in additional investment techniques that present additional risks to a Fund as described below. AThose additional investment techniques in which an Acquiring Fund is expected to engage as of the date of this Prospectus/Proxy Statement are indicated in the charts below, although other techniques may be utilized from time to time. The information below describes the additional investment techniques and their risks. The information below the charts describes the additional investment techniques and their risks. Many of the additional investment techniques that a Fund may use, as well as other investment techniques that are relied upon to a lesser degree, are more fully described in the Acquiring Funds' SAI.

Risks	Virtus Ceredex Large-Cap Value Equity Fund	Virtus Ceredex Mid-Cap Value Equity Fund	Virtus Ceredex Small-Cap Value Equity Fund	Virtus Silvant Large-Cap Growth Stock Fund	Virtus Silvant Small-Cap Growth Stock Fund	Virtus Zevenbergen Innovative Growth Stock Fund	Virtus WCM International Equity Fund	Virtus Conservative Allocation Strategy Fund	Virtus Growth Allocation Strategy Fund
Cybersecurity	X	X	X	X	X	X	X	X	X
Mutual Fund Investing	X	X	X	X	X	X	X	X	X
Operational	X	X	X	X	X	X	X	X	X

Risks	Virtus Seix Core Bond Fund	Virtus Seix Corporate Bond Fund	Virtus Seix Total Return Bond Fund	Virtus Seix U.S. Mortgage Fund	Virtus Seix Limited Duration Fund	Virtus Seix Short-Term Bond Fund	Virtus Seix U.S. Government Securities Ultra-Short Bond Fund	Virtus Seix Ultra-Short Bond Fund	Virtus Seix Floating Rate High Income Fund
Convertible Securities		X	X		X				X
Cybersecurity	X	X	X	X	X	X	X	X	X
Equity Securities		X	X		X				X
High-Yield/High-Risk Fixed Income Securities (Junk Bonds)					X				
Investment Grade Securities									X
Money Market Instruments							X	X	X
Mortgage-Backed and Asset-Backed Securities									X

Municipal Securities								X	
Mutual Fund Investing	X	X	X	X	X	X	X	X	X
Operational	X	X	X	X	X	X	X	X	X
Repurchase Agreements							X		X
U.S. and Foreign Government Obligations									X
Variable Rate, Floating Rate and Variable Amount Securities		X	X		X				X

Risks	**Virtus Seix High Income Fund**	**Virtus Seix High Yield Fund**	**Virtus Seix Georgia Tax-Exempt Bond Fund**	**Virtus High Grade Municipal Bond Fund**	**Virtus Seix Investment Grade Tax-Exempt Bond Fund**	**Virtus Seix North Carolina Tax-Exempt Bond Fund**	**Virtus Seix U.S. Government Securities Ultra-Short Bond Fund**	**Virtus Seix Ultra-Short Bond Fund**
Convertible Securities		X						
Cybersecurity	X	X	X	X	X	X	X	X
Equity Securities		X						
High-Yield/High-Risk Fixed Income Securities (Junk Bonds)			X	X	X	X	X	X
Investment Grade Securities		X						
Money Market Instruments				X				
Mutual Fund Investing	X	X	X	X	X	X	X	X
Operational	X	X	X	X	X	X	X	X
Short-Term Investments	X			X				
U.S. and Foreign Government Obligations	X	X						
Variable Rate, Floating Rate and Variable Amount Securities	X	X						

Portfolio Managers

The table below lists the individuals who are primarily responsible for the day-to-day management of the Acquiring Funds. To the extent that more than one individual is listed for a given Fund, the individuals are jointly and primarily responsible for management of that Fund unless otherwise indicated. (Dates listed prior to 2017 reflect management of the Acquired Fund.)

Biographical information about each portfolio manager is set forth immediately after the table. The SAI provides further information about the portfolio managers, including information regarding their compensation, other accounts they manage, and any ownership interest they may have in each Fund.

Acquiring Fund	Portfolio Manager(s) and Start Date
Virtus Ceredex Large-Cap Value Equity Fund	Mills Riddick (since 1995)
Virtus Ceredex Mid-Cap Value Equity Fund	Don Wordell (since 2001)
Virtus Ceredex Small-Cap Value Equity Fund	Brett Barner (since 1994)
Virtus Silvant Large-Cap Growth Stock Fund	Michael Sansoterra (since 2007) (Lead Portfolio Manager) Sandeep Bhatia (since 2011)
Virtus Silvant Small-Cap Growth Stock Fund	Sandeep Bhatia (since 2011) (Lead Portfolio Manager) Michael Sansoterra (since 2007)
Virtus Zevenbergen Innovative Growth Stock Fund	[Nancy Zevenbergen (since 2004)] [Brooke de Boutray (since 2004)] [Leslie Tubbs (since 2004)] [Joseph Dennison (since 2015)] [Anthony Zackery (since 2015)]
Virtus WCM International Equity Fund	[Paul Black (since 2015)] [Peter Hunkel (since 2015)] [Michael Trigg (since 2015)] [Kurt Winrich (since 2015)]
Virtus Seix Core Bond Fund	James F. Keegan (since 2008) Perry Troisi (since 2004) Michael Rieger (since 2007) Jonathan Yozzo (since 2015) Carlos Catoya (since 2015)
Virtus Seix Corporate Bond Fund	James F. Keegan (since 2008) Perry Troisi (since 2004) Jonathan Yozzo (since 2015) Carlos Catoya (since 2015)
Virtus Seix Floating Rate High Income Fund	George Goudelias (since 2006) (Lead Portfolio Manager) Vincent Flanagan (since 2011)
Virtus Seix Georgia Tax-Exempt Bond Fund	Chris Carter (since 2003)
Virtus Seix High Grade Municipal Bond Fund	Ronald Schwartz (since 1994)
Virtus Seix High Income Fund	Michael Kirkpatrick (since 2011) James FitzPatrick (since 2013)
Virtus Seix High Yield Fund	Michael Kirkpatrick (since 2007) James FitzPatrick (since 2013)
Virtus Seix Investment Grade Tax-Exempt Bond Fund	Ronald Schwartz (since 1992)
Virtus Seix Limited Duration Fund	James F. Keegan (since 2008) Perry Troisi (since 2002) Michael Rieger (since 2007) Seth Antiles (since 2009)

Acquiring Fund	Portfolio Manager(s) and Start Date
Virtus Seix North Carolina Tax-Exempt Bond Fund	Jonathan Yozzo (since 2015) Carlos Catoya (since 2015) Chris Carter (since 2005)
Virtus Seix Short-Term Bond Fund	James F. Keegan (since 2014) Perry Troisi (since 2014) Michael Rieger (since 2014) Jonathan Yozzo (since 2015) Carlos Catoya (since 2015)
Virtus Seix Short-Term Municipal Bond Fund	Ronald Schwartz (since 2011) (Lead Portfolio Manager) Dusty Self (since 2011)
Virtus Seix Total Return Bond Fund	James F. Keegan (since 2008) Perry Troisi (since 2002) Michael Rieger (since 2007) Seth Antiles (since 2007) Jonathan Yozzo (since 2015) Carlos Catoya (since 2015)
Virtus Seix Ultra-Short Bond Fund	James F. Keegan (since 2014) Perry Troisi (since 2014) Michael Rieger (since 2014) Jonathan Yozzo (since 2015) Carlos Catoya (since 2015)
Virtus Seix U.S. Government Securities Ultra-Short Bond Fund	James F. Keegan (since 2014) Perry Troisi (since 2014) Michael Rieger (since 2014)
Virtus Seix U.S. Mortgage Fund	James F. Keegan (since 2008) Perry Troisi (since 2007) Michael Rieger (since 2007) Seth Antiles (since 2009) Jonathan Yozzo (since 2015) Carlos Catoya (since 2015)
Virtus Seix Virginia Intermediate Municipal Bond Fund	Chris Carter (since 2011)
Virtus Conservative Allocation Strategy Fund	Peter Batchelar (since 2017) Thomas Wagner (since 2017)
Virtus Growth Allocation Strategy Fund	Peter Batchelar (since 2017) Thomas Wagner (since 2017)

Seth Antiles. Mr. Antiles joined Seix in 2005 and serves as Senior Portfolio Manager and Managing Director. He specializes in global macro strategies. Mr. Antiles is focused on research and oversight for all emerging market and non-dollar investments and is a member of the Seix Investment Policy Group, which determines firm-wide asset allocation policy. He has worked in investment management since 1994.

Sandeep Bhatia, PhD, CFA. Mr. Bhatia currently serves as Managing Director of Silvant. He has been associated with Silvant or an affiliate since 2007. Prior to joining RidgeWorth, Mr. Bhatia served as a Senior Research Analyst for Eagle Asset Management, focusing on the healthcare sector from 2005 to 2007. He has worked in investment management since 2000.

[**Paul R. Black.** Mr. Black, currently serves as President and co-CEO of WCM. He has worked in investment management since 1983.]

[**Brooke de Boutray,** CFA, CIC. Ms. de Boutray joined [ZCIZevenbergen] in 1992 and has served as Managing Director, Portfolio Manager and Analyst since 2004. She has worked in investment management since 1981.]

Brett Barner, CFA. Mr. Barner currently serves as Managing Director of Ceredex. In 1990, Mr. Barner joined Trusco Capital

and local developments) may occur between the time that foreign markets close (where the security is principally traded) and the time that the Acquiring Fund calculates its NAV (generally, the close of regular trading on the NYSE) that may impact the value of securities traded in these foreign markets. In such cases, information from an external vendor may be utilized to adjust closing market prices of certain foreign common stocks to reflect their fair value. Because the frequency of significant events is not predictable, fair valuation of certain foreign common stocks may occur on a frequent basis.

The value of a security, as determined using the Acquiring Funds' fair valuation procedures, may not reflect such security's market value.

At what price are shares purchased?

All investments received by the Acquiring Funds' authorized agents in good order prior to the close of regular trading on the NYSE (normally 4:00 PM Eastern Time) will be executed based on that day's NAV; investments received by the Acquiring Funds' authorized agent in good order after the close of regular trading on the NYSE will be executed based on the next business day's NAV. Shares credited to your account from the reinvestment of an Acquiring Fund's distributions will be in full and fractional shares that are purchased at the closing NAV on the next business day on which the Acquiring Fund's NAV is calculated following the dividend record date.

Sales Charges

What are the classes and how do they differ?

Each Acquired Fund and Acquiring Fund offers multiple classes of shares. Each class of shares has different sales and distribution charges. For certain classes of shares, the Acquired Funds and Acquiring Funds have adopted distribution and service plans allowed under Rule 12b-1 of the Investment Company Act of 1940, as amended, that authorize the Acquired Funds and Acquiring Funds, as applicable, to pay distribution and service fees ("Rule 12b-1 Fees") for the sale of their shares and for services provided to shareholders.

The Rule 12b-1 Fees paid by each class of the Acquiring Fund currently are as follows ("N/A" indicates that the fund does not offer the referenced share class, whereas "None" indicates that the share class has no applicable fees.):

Fund	Class A	Class C	Class R	Class I	Class IS
Virtus Ceredex Large-Cap Value Equity Fund	0.25%	1.00%	N/A	None	None
Virtus Ceredex Mid-Cap Value Equity Fund	0.25%	1.00%	N/A	None	None
Virtus Ceredex Small-Cap Value Equity Fund	0.25%	1.00%	N/A	None	N/A
Virtus Silvant Large-Cap Growth Stock Fund	0.25%	1.00%	N/A	None	None
Virtus Silvant Small-Cap Growth Stock Fund	0.25%	1.00%	N/A	None	None
Virtus Zevenbergen Innovative Growth Stock Fund	0.25%	N/A	N/A	None	N/A
Virtus WCM International Equity Fund	0.25%	N/A	N/A	None	None
Virtus Seix Core Bond Fund	0.25%	N/A	0.50%	None	None
Virtus Seix Corporate Bond Fund	0.25%	1.00%	N/A	None	N/A
Virtus Seix Total Return Bond Fund	0.25%	N/A	0.50%	None	None
Virtus Seix U.S. Mortgage Fund	0.20%	1.00%	N/A	None	N/A
Virtus Seix Limited Duration Fund	N/A	N/A	N/A	None	N/A
Virtus Seix Short-Term Bond Fund	0.20%	1.00%	N/A	None	N/A
Virtus Seix U.S. Government Securities Ultra-Short Bond Fund	N/A	N/A	N/A	None	None
Virtus Seix Ultra-Short Bond Fund	N/A	N/A	N/A	None	N/A
Virtus Seix Floating Rate High Income Fund	0.25%	1.00%	N/A	None	None
Virtus Seix High Income Fund	0.25%	N/A	0.50%	None	None
Virtus Seix High Yield Fund	0.25%	N/A	0.50%	None	None
Virtus Seix Georgia Tax-Exempt Bond Fund	0.15%	N/A	N/A	None	N/A
Virtus Seix High Grade Municipal Bond Fund	0.15%	N/A	N/A	None	N/A
Virtus Seix Investment Grade Tax-Exempt Bond Fund	0.25%	N/A	N/A	None	N/A
Virtus Seix North Carolina Tax-Exempt Bond Fund	0.15%	N/A	N/A	None	N/A
Virtus Seix Short-Term Municipal Bond Fund	0.15%	N/A	N/A	None	N/A
Virtus Seix Virginia Intermediate Municipal Bond Fund	0.15%	N/A	N/A	None	N/A
Virtus Conservative Allocation Strategy Fund	0.25%	1.00%	N/A	None	N/A
Virtus Growth Allocation Strategy Fund	0.25%	1.00%	N/A	None	N/A

STATEMENT OF ADDITIONAL INFORMATION

February 24, 2017

Acquisition of the property and assets and assumption of liabilities of

RidgeWorth Ceredex Large Cap Value Equity Fund
RidgeWorth Ceredex Mid-Cap Value Equity Fund
RidgeWorth Ceredex Small Cap Value Equity Fund
RidgeWorth Silvant Large Cap Growth Stock Fund
RidgeWorth Silvant Small Cap Growth Stock Fund
RidgeWorth Innovative Growth Stock Fund
RidgeWorth International Equity Fund
RidgeWorth Seix Core Bond Fund
RidgeWorth Seix Corporate Bond Fund
RidgeWorth Seix Total Return Bond Fund
RidgeWorth Seix U.S. Mortgage Fund
RidgeWorth Seix Limited Duration Fund
RidgeWorth Seix Short-Term Bond Fund
RidgeWorth Seix U.S. Government Securities Ultra-Short Bond Fund

RidgeWorth Seix Ultra-Short Bond Fund
RidgeWorth Seix Floating Rate High Income Fund
RidgeWorth Seix High Income Fund
RidgeWorth Seix High Yield Fund
RidgeWorth Seix Georgia Tax-Exempt Bond Fund
RidgeWorth Seix High Grade Municipal Bond Fund
RidgeWorth Seix Investment Grade Tax-Exempt Bond Fund
RidgeWorth Seix North Carolina Tax-Exempt Bond Fund
RidgeWorth Seix Short-Term Municipal Bond Fund
RidgeWorth Seix Virginia Intermediate Municipal Bond Fund
RidgeWorth Conservative Allocation Strategy
RidgeWorth Growth Allocation Strategy
RidgeWorth Moderate Allocation Strategy

each a series of **RIDGEWORTH FUNDS**
P.O. Box 8053
Boston, MA 02226-8053
1-888-784-3863

In exchange for shares of the corresponding shares of

Virtus Ceredex Large-Cap Value Equity Fund
Virtus Ceredex Mid-Cap Value Equity Fund
Virtus Ceredex Small-Cap Value Equity Fund
Virtus Silvant Large-Cap Growth Stock Fund
Virtus Silvant Small-Cap Growth Stock Fund
Virtus Zevenbergen Innovative Growth Stock Fund
Virtus WCM International Equity Fund
Virtus Seix Core Bond Fund
Virtus Seix Corporate Bond Fund
Virtus Seix Total Return Bond Fund
Virtus Seix U.S. Mortgage Fund
Virtus Seix Limited Duration Fund
Virtus Seix Short-Term Bond Fund
Virtus Seix U.S. Government Securities Ultra-Short Bond Fund

Virtus Seix Ultra-Short Bond Fund
Virtus Seix Floating Rate High Income Fund
Virtus Seix High Income Fund
Virtus Seix High Yield Fund
Virtus Seix Georgia Tax-Exempt Bond Fund
Virtus Seix High Grade Municipal Bond Fund
Virtus Seix Investment Grade Tax-Exempt Bond Fund
Virtus Seix North Carolina Tax-Exempt Bond Fund
Virtus Seix Short-Term Municipal Bond Fund
Virtus Seix Virginia Intermediate Municipal Bond Fund
Virtus Conservative Allocation Strategy Fund
Virtus Growth Allocation Strategy Fund
Virtus Growth Allocation Strategy Fund

each a series of **VIRTUS ASSET TRUST**
c/o VP Distributers, LLC
101 Munson Street
Greenfield, MA 01301
1-800-243-1574

This Statement of Additional Information ("SAI"), dated February 24, 2017 is not a prospectus. A combined prospectus/proxy statement dated February 24, 2017 related to the above-referenced matter (a "Prospectus /Proxy Statement") may be obtained from Virtus Asset Trust on behalf of each of the series of Virtus Asset Trust listed above (each a "Fund" and collectively, the "Funds"), by writing or calling Virtus Asset Trust at the address and telephone number shown above.

Type of Service Provider	Name of Service	Timing of Release of Portfolio Holdings Information
Back-end Compliance Monitoring System	Financial Tracking Technologies, LLC	Daily with no delay
Typesetting and Printing Firm for Financial Reports	~~R.R.~~ Donnelley ~~& Sons Co~~Financial Solutions, Inc.	Quarterly, within 15 days of end of reporting period.
Security Lending (as applicable)	[State Street]	Daily with no delay
Proxy Voting Service	~~[Institutional Shareholder Services]~~Glass Lewis	Daily, weekly, monthly, quarterly depending on subadviser
~~Intermediary Selling Shares of the Funds~~	~~Merrill Lynch~~	~~Quarterly within 10 days of quarter end~~
	Public Portfolio Holdings Information	
Portfolio Redistribution Firms	Bloomberg, Standard & Poor's and Thompson Reuters	Various frequencies depending on the fund, which includes, but is not limited to: Monthly with 30-day delay or fiscal quarter with a 15-, 30- or 60-day delay.
Rating Agencies	Lipper Inc. and Morningstar	Various frequencies depending on the fund, which includes, but is not limited to: Monthly with 30-day delay or fiscal quarter with a 15-, 30- or 60-day delay.
Virtus Public Web site	Virtus Investment Partners, Inc.	Various frequencies depending on the fund, which includes, but is not limited to: Monthly with 30-day delay or fiscal quarter with a 15-, 30- or 60-day delay.

These service providers are required to keep all non-public information confidential and are prohibited from trading based on the information or otherwise using the information except as necessary in providing services to the Funds. There is no guarantee that the Funds' policies on use and dissemination of holdings information will protect the Funds from the potential misuse of holdings by individuals or firms in possession of such information.

Other Virtus Mutual Funds

In addition to the Funds of the Trust, the funds commonly referred to as "Virtus Mutual Funds" also include the series of Virtus Alternative Solutions Trust, Virtus Equity Trust, Virtus Opportunities Trust and Virtus Retirement Trust. Virtus Mutual Funds are generally offered in multiple classes. The following chart shows the share classes offered by each Virtus Mutual Fund as of the date of this SAI:

Trust	Fund	Class/Shares						
		A	B	C	C1	I	IS	R6
Virtus Alternative Solutions Trust	Credit Opportunities Fund	X		X		X		X
	Multi-Strategy Target Return Fund	X		X		X		X
	Select MLP and Energy Fund	X		X		X		
	Strategic Income Fund	X		X		X		
Virtus Equity Trust	Contrarian Value Fund	X		X		X		X
	Enhanced Core Equity Fund	X		X		X		
	Mid-Cap Core Fund	X		X		X		
	Mid-Cap Growth Fund	X	X	X		X		
	Quality Large-Cap Value Fund	X		X		X		
	Quality Small-Cap Fund	X		X		X		X
	Small-Cap Core Fund	X	X	X		X		X

Investment Technique	Description and Risks	Fund-Specific Limitations

material, non-public information, the Fund might be unable to enter into a transaction in a publicly-traded security of the borrower when it would otherwise be advantageous to do so.

Loans trade in an unregulated inter-dealer or inter-bank secondary market. Purchases and sales of loans are generally subject to contractual restrictions that must be satisfied before a loan can be bought or sold. These restrictions may (i) impede the Fund's ability to buy or sell loans; (ii) negatively affect the transaction price; (iii) affect the counterparty credit risk borne by the Fund; (iv) impede the Fund's ability to timely vote or otherwise act with respect to loans; and (v) expose the Fund to adverse tax or regulatory consequences.

In the event that a corporate borrower failed to pay its scheduled interest or principal payments on participations held by the Fund, the market value of the affected participation would decline, resulting in a loss of value of such investment to the Fund. Accordingly, such participations are speculative and may result in the income level and net assets of the Fund being reduced. Moreover, loan participation agreements generally limit the right of a participant to resell its interest in the loan to a third party and, as a result, loan participations may be deemed by the Fund to be illiquid investments. A Fund will invest only in participations with respect to borrowers whose creditworthiness is, or is determined by the Fund's subadviser to be, substantially equivalent to that of issuers whose senior unsubordinated debt securities are rated B or higher by Moody's or S&P. For the purposes of diversification and/or concentration calculations, both the borrower and issuer will be considered an "issuer."

The Funds may purchase from banks participation interests in all or part of specific holdings of debt obligations. Each participation interest is backed by an irrevocable letter of credit or guarantee of the selling bank that the relevant Fund's subadviser has determined meets the prescribed quality standards of the Fund. Thus, even if the credit of the issuer of the debt obligation does not meet the quality standards of the Fund, the credit of the selling bank will.

To the extent required, for assets invested in loans and loan participations, when applying a Fund's industry concentration policy, the Fund will treat both the financial intermediary and the ultimate borrower as issuers where the Fund does not assume a contractual lending relationship with the borrower.

Loan participations and assignments may be illiquid and therefore subject to the Funds' limitations on investments in illiquid securities. (See "Illiquid and Restricted Securities" in this section of the SAI.)

Senior Loans

A senior floating rate loan ("Senior Loan") is typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the "Agent") for a group of loan investors ("Loan Investors"). The Agent typically administers and enforces the Senior Loan on behalf of the other Loan Investors in the syndicate. In addition, an institution, typically but not always the Agent, holds any collateral on behalf of the Loan Investors.

Senior Loans primarily include senior floating rate loans and secondarily senior fixed rate loans, and interests therein. Loan interests primarily take the form of assignments purchased in the primary or secondary market.